Exhibit 99.1

NEOVASC INC.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

March 31, 2023

TABLE OF CONTENTS

GLOSSARY	2
TERMS OF REFERENCE	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS	4
CORPORATE STRUCTURE	8
Intercorporate Relationships	9
GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS	9
Three Year History	11
Neovasc’s Products	15
Specialized Skill & Knowledge	20
Intangible Property	20
New Products/Components/Cycles	20
Economic Dependence	21
Foreign Operations	21
Lending	22
Reorganizations	22
Employees	22
Social or Environmental Policies	22
RISK FACTORS	23
DIVIDEND POLICY	37
DESCRIPTION OF CAPITAL STRUCTURE AND MARKET FOR SECURITIES	38
PRIOR SALES	45
ESCROWED SECURITIES	46
DIRECTORS AND OFFICERS	46
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	50
Cease Trade Orders and Bankruptcies	50
Penalties and Sanctions	51
Individual Bankruptcies	51
CONFLICTS OF INTEREST	51
AUDIT COMMITTEE INFORMATION	52
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	53
MATERIAL CONTRACTS	53
TAXATION	54
LEGAL PROCEEDINGS	59
NAMES AND INTEREST OF EXPERTS	61
TRANSFER AGENT AND REGISTRAR	61
ADDITIONAL INFORMATION	61
ADDITIONAL FINANCIAL INFORMATION	61
SCHEDULE “A” AUDIT COMMITTEE CHARTER	A-1

GLOSSARY

This glossary contains general terms used in the discussion of the cardiovascular medical device industry, as well as specific technical terms used in the descriptions of the Company’s technology and business.

Angioplasty: a procedure for the elimination of areas of narrowing in blood vessels.

Aortic: of or pertaining to the aorta or aortic heart valve.

Artery: blood vessel that carries oxygenated blood from the heart to the body’s organs.

Balloon catheter: hollow tube with a tiny balloon on its tip, used for gaining access to the arteries; once the catheter is in position, the balloon is inflated in order to push open a section of artery that is obstructed (see Angioplasty).

Biocompatible: materials that can be implanted or used in a patient without the body reacting adversely to the material.

Bovine: of or derived from or pertaining to a cow.

Cardiac reconstruction: procedure to repair damaged portions of the heart in order to improve its function.

Cardiovascular: system encompassing the heart, veins and arteries.

Cardiovascular disease: disease that restricts blood flow within the arteries, generally due to a build-up of Plaque (as defined below); may refer to coronary or peripheral arteries, or both.

Catheter: hollow tube used for gaining access to the arteries, either to deliver medications or devices, or to withdraw fluids or samples from the body.

CCS: the Canadian Cardiovascular Society.

CE Mark: designation used to signify regulatory approval for the sale of a product in the European Union.

Coronary Artery: artery that supplies oxygen-rich blood to the heart muscle.

Coronary Artery Disease: disease that affects the Coronary Arteries (the arteries that provide oxygenated blood to the heart muscle); also called cardiovascular disease. (See: Cardiovascular disease).

COSIRA: the Company’s Coronary Sinus Reducer for Treatment of Refractory Angina clinical trial – a multi-center, double blinded sham controlled study intended to assess the safety and efficacy of the Reducer (as defined below) in a rigorous, controlled manner.

COSIRA-II: the Company’s Coronary Sinus Reducer for Treatment of Refractory Angina clinical trial — a multi-center, randomized, double-blinded, sham-controlled clinical trial of approximately 380 participants at up to 35 investigational centers in North America who will be randomized and followed through 5 years.

FDA: U.S. Food and Drug Administration; governing body that regulates approval for the sale of medical devices in the United States.

French: The French size is a measure of the external diameter of a catheter, a catheter of 1 French has a diameter of ⅓ mm.

IDE: an investigational device exemption, which allows the investigational device to be used in a U.S. clinical study in order to collect safety and effectiveness data required to support a Pre-market Approval (“PMA”) application or a Pre-market Notification 510(k) submission to the FDA. All clinical evaluations of investigational devices in the United States, unless exempt, must have an approved IDE before the study is initiated.

Interventional Cardiology: practice of treating Coronary Artery Disease intravascularly; that is, through the arterial system using minimally invasive techniques, rather than with open-heart surgery.

MDD: Medical Device Directive a directive intended to harmonise the laws relating to medical devices within the European Union.

MDR: Medical Devices Regulation, to replace MDD on May 21, 2021 Mitral: of or pertaining to the mitral heart valve.

Mitral Regurgitation: inadequate function of the mitral valve allowing blood to leak back through the closed valve. This is a severe and debilitating medical condition.

Pericardium: sac in the chest cavity that contains the heart; pericardial tissue is the soft tissue that forms the sac.

PeripatchTM: tissue material made from bovine or Porcine pericardium; used to repair damaged/diseased vessels or organs by working as an internal bandage or as a component in the manufacture of heart valves.

Plaque: deposit of fats, cholesterol and other substances on artery walls that eventually causes arteries to become narrowed, restricting proper blood flow.

Porcine: of or derived from or pertaining to a swine or pig.

Reducer: the Neovasc Reducer™, Neovasc’s proprietary technology for the treatment of refractory angina.

SMG: the Strul Medical Group.

Tiara: the Tiara™, Neovasc’s proprietary transcatheter mitral valve system in development for the transcatheter treatment of mitral valve disease.

Tiara TA: the Tiara transapical device, that is implanted via the apex of the heart through a small incision between the ribs.

Tiara TF: The Tiara transfemoral device, that is implanted through an access point in the femoral artery in the groin.

TIARA-I: the Company’s multinational, multicenter early feasibility study being conducted to assess the safety and performance of the Tiara in high risk surgical contexts.

TIARA-II: the Company’s multinational, multicenter study evaluating the Tiara’s safety and performance. It is expected that data from this study will be used to file for CE Mark approval.

Transcatheter: implanted or completed via a catheter or small tube instead of surgically.

Transcatheter heart valves: specialized artificial heart valves which are implanted via a catheter rather than a traditional surgical approach.

Vein: blood vessel that carries de-oxygenated blood from the body organs to the heart.

Vessel: artery, vein or duct that carries blood through the body.

TERMS OF REFERENCE

The information set forth in this Annual Information Form (“AIF” or “Annual Information Form”) is as of March 31, 2023, unless another date is indicated. All references to dollars ($) in this document are expressed in U.S. funds, unless otherwise indicated.

References to “Neovasc”, “the Company”, “we” or “our” refer to Neovasc Inc. and its subsidiaries, unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This AIF contains forward-looking statements within the meaning of applicable Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995 that may not be based on historical fact, including, without limitation, statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward- looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as the factors we believe are appropriate. Forward-looking statements in this Annual Information Form, but are not limited to, statements relating to:

•	the proposed timing and completion of the Transaction (as defined below);

•	the satisfaction of the conditions precedent to the Transaction;

•	the timing, receipt and anticipated effects of consents and approvals of the Transaction;

•	our ability to continue as a going concern;

•	our need for significant additional financing and our estimates regarding our capital requirements and future revenues, expenses and profitability;

•	our intended use of the net proceeds from the February 2021 offering (the "February 2021 Offering”) of units comprised of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”) (and collectively, the “February 2021 Units”);

•	our anticipation that the proceeds from the February 2021 offering could be sufficient to extend operations of the Company until the first quarter of 2024 at the current burn rate and our anticipation that we will likely initiate programs that will require additional significant expenditures and that the cash needs of the Company will likely increase, shortening the time the proceeds will meet the requirements of the Company;

•	our estimates regarding our fully diluted share capital and future dilution to shareholders;

•	our intention to monitor the Company’s share price on the Nasdaq Capital Market (the “Nasdaq”) and our expectation that the common share of the Company (the “Common Shares”) will continue to be listed and traded on the Nasdaq;

•	our intention to expand the indications for, and markets in which we may market the Reducer (which has CE Mark approval under Medical Device Directive (“MDD”) for sale in the European Union);

•	our ability to obtain a new CE Mark for the Reducer in Europe under the new MDR regulations on the projected timeline, or at all;

•	our clinical development of our products, including the results of current and future clinical trials and studies;

•	our anticipation that the Tiara TA and Tiara TF (if and when activity is restarted) will receive CE Mark approval in Europe under the Medical Device Regulation (“MDR”);

•	the ongoing follow up of patients enrolled in the TIARA-II trial or under compassionate use;

•	our plans to develop and commercialize the Reducer, and the timing and cost of these development programs;

•	our plans to indefinitely pause the development and commercialization of the Tiara transfemoral trans-septal system and the Tiara transapical system, until the Company is in a financial position to restart the development, if at all;

•	our ability to grow revenues from the Reducer in a timely manner;

•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;

•	our belief that the U.S. Food and Drug Administration (the “FDA”) approval for Reducer in the United States will not happen in the near future following the ‘not approvable’ letter for the Reducer received on January 15, 2021 and that a new application to obtain FDA Premarket Approval (“PMA”) for the Reducer will be filed with data from the Investigational Device Exemption (“IDE”) study which may take three years or more to complete;

•	our belief to file results of the COSIRA II clinical trial with FDA as part of the new PMA and to obtain FDA approval for the Reducer based on the new COSIRA II clinical trial data;

•	our anticipation or belief that the COSIRA II clinical study will provide sufficient evidence and together with all other PMA filing materials will lead to an FDA approval of the Reducer in the U.S.;

•	the cost of post-market regulation and commercialization if we receive necessary regulatory approvals and if we decide to commercialize;

•	our ability to enroll patients in our clinical trials and studies in the United States, Canada, Europe, Israel and other markets;

•	our ability to enroll patients and advance and complete a COSIRA-II IDE pivotal clinical trial;

•	our ability to execute the COSIRA-II IDE pivotal clinical trial on the projected timeline;

•	our expectation that the expenses for the COSIRA-II clinical study for Reducer will escalate as enrollment in the study begins;

•	our belief that the full PMA application pathway, while costly and likely to take years, brings the best chance of success for the Reducer in the U.S.;

•	our belief that the full PMA application pathway, while costly and likely to take many years, brings the best chance of success for Tiara (if and when activity is restarted) in the U.S. and that this pathway is currently indefinitely paused;

•	our belief that the TIARA-I Early Feasibility study demonstrates the safety of the Neovasc transcatheter mitral valve replacement (“TMVR”) system;

•	our belief that the pause of all product development on the Tiara TA device will not affect ongoing business;

•	our belief that we are able to continue to monitor TIARA-II clinic patients;

•	our belief that clinical evidence already available or that may or may not be developed in the future will be sufficient to support the availability and CE-Mark approval of Tiara (if and when activity is restarted) for the treatment of patients in Europe;

•	our intention to continue directing a significant portion of our resources into sales expansion;

•	our belief that as the commercial use of the Reducer continues to expand, additional third-party studies, investigations and presentations will be undertaken;

•	our estimates of the size of the potential markets for our products, including the anticipated market opportunities for the Reducer and the Tiara (if and when activity is restarted);

•	our ability to get our products approved for use;

•	the benefits and risks of our products as compared to others;

•	our ability to find strategic alternatives for adoption of the Reducer, including potential alliances in order to broaden and deepen therapy penetration and potentially advance the COSIRA-II study;

•	our potential relationships with distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•	sources of revenues and anticipated revenues, including contributions from distributors and other third parties, product sales, license agreements and other collaborative efforts for the development and commercialization of products;

•	our ability to meet our financial and organizational restructuring goals to establish a lean and accountable organization with stable capitalization;

•	our ability to meet our cash expenditure covenants;

•	our creation of an effective direct sales and marketing infrastructure for approved products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the timing and amount of reimbursement for our products;

•	the composition and compensation of our management team and board of directors;

•	the composition and compensation of our board of directors and senior management team in the future;

•	the impact of foreign currency exchange rates; and

•	the composition and compensation of our board of directors and senior management team in the future.

Forward-looking statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. As of the date of this AIF, the extent to which the COVID-19 pandemic may materially impact the Company's financial condition, liquidity, or results of operations is uncertain. The material factors and assumptions used by us to develop such forward-looking statements include, but are not limited to:

•	our ability to complete the Transaction;

•	our ability to continue as a going concern;

•	our regulatory and clinical strategies will be successful;

•	our current interactions with regulatory agencies will continue;

•	our recruitment to clinical trials and studies will continue, specifically once COVID-19 is properly managed;

•	our estimates of the time required to enroll, analyze and report the results of our clinical studies will be consistent with projected timelines;

•	our current and future clinical trials and studies will generate the supporting clinical data necessary to achieve approval of marketing authorization applications;

•	our current regulatory requirements for approval of marketing authorization applications will be maintained;

•	our current good relationships with our suppliers and service providers will be maintained;

•	our estimates of market size and reports reviewed by us are accurate;

•	our efforts to develop markets and generate revenue from the Reducer will be successful;

•	our expectation that genericization of markets for the Reducer will develop over time;

•	our ability to raise additional capital on terms that are favorable to us;

•	our ability to retain and attract key personnel, including members of our board of directors and senior management team; and

•	our estimates and assumptions about the impact that the COVID-19 crisis will have on the Company.

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward- looking statements or information. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined herein and in documents incorporated by reference herein and therein, under the heading “Risk Factors”. Some of these risks and assumptions include, among others:

•	risks relating to the Transaction;

•	risks that a condition to closing of the Transaction may not be satisfied;

•	risks that the applicable approvals for the Transaction may not be obtained or be obtained subject to conditions that are not anticipated;

•	risks around our ability to continue as a going concern;

•	risks around our history of losses and significant accumulated deficit;

•	risks related to the recent COVID-19 coronavirus outbreak or other health epidemics, which could significantly impact our operations, sales or ability to raise capital or enroll patients in clinical trials;

•	risks relating to the pause of product development on all Tiara activities;

•	risks relating to the negative inferences on the Company surrounding the pause of all product development on the Tiara TA device during clinical trials;

•	risks relating to our need for significant additional future capital and our ability to raise additional funding;

•	risks relating to the sale of a significant number of Common Shares;

•	risks relating to the possibility that our Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity;

•	risks relating to our Common Share price being volatile;

•	risks relating to our significant indebtedness, and its effect on our financial condition;

•	risks relating to the influence of significant shareholders of the Company over our business operations and share price;

•	risks relating to lawsuits that we are subject to, which could divert our resources and result in the payment of significant damages and other remedies;

•	risks relating to claims by third parties alleging infringement of their intellectual property rights;

•	risks relating to our ability to establish, maintain and defend intellectual property rights in our products;

•	risks relating to results from clinical trials of our products, which may be unfavorable or perceived as unfavorable;

•	risks associated with product liability claims, insurance and recalls;

•	risks related to FDA regulatory and European MDR regulations;

•	risks relating to use of our products in unapproved circumstances, which could expose us to liabilities;

•	risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products;

•	risks relating to our ability to achieve or maintain expected levels of market acceptance for our products, as well as our ability to successfully build our in-house sales capabilities or secure third-party marketing or distribution partners;

•	risks relating to our ability to convince public payors and hospitals to include our products on their approved products lists;

•	risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare;

•	risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices;

•	risks relating to the extensive regulation of our products and trials by governmental authorities, as well as the cost and time delays associated therewith;

•	risks relating to post-market regulation of our products;

•	risks relating to health and safety concerns associated with our products and our industry;

•	risks relating to our manufacturing operations, including the regulation of our manufacturing processes by governmental authorities and the availability of two critical components of the Reducer;

•	risks relating to the possibility of animal disease associated with the use of our products;

•	risks relating to the manufacturing capacity of third-party manufacturers for our products, including risks of supply interruptions impacting the Company's ability to manufacture its own products;

•	risks relating to our dependence on limited products for substantially all of our current revenues;

•	risks relating to our exposure to adverse movements in foreign currency exchange rates;

•	risks relating to the possibility that we could lose our foreign private issuer status under U.S. federal securities laws;

•	risks relating to the possibility that we could be treated as a "passive foreign investment company" ("PFIC");

•	risks relating to breaches of anti-bribery laws by our employees or agents;

•	risks relating to future changes in financial accounting standards and new accounting pronouncements;

•	risks relating to our dependence upon key personnel to achieve our business objectives;

•	risks relating to our ability to maintain strong relationships with physicians;

•	risks relating to the sufficiency of our management systems and resources in periods of significant growth;

•	risks relating to consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants;

•	risks relating to our ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances;

•	risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers;

•	risks relating to the broad discretion in our use of proceeds from an offering of our securities;

•	risks relating to our intention to not pay dividends in the foreseeable future;

•	risks relating to future issuances of equity securities by us, or sales of Common Shares or conversions of convertible notes, and exercise of warrants, options and restricted stock units by our existing security holders, causing the price of our securities to fall; and

•	risks relating to anti-takeover provisions in our constating documents which could discourage a third-party from making a takeover bid beneficial to our shareholders.

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined herein, under the heading “Risk Factors”. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this Annual Information Form and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

CORPORATE STRUCTURE

Neovasc was incorporated under the name “Medical Ventures Inc.” on November 2, 2000, pursuant to Business Corporations Act (British Columbia) and was continued to federal jurisdiction under the Canada Business Corporations Act (“CBCA”) on April 19, 2002.

On July 1, 2008, the Company completed the acquisition of two Israel-based vascular device development companies, concurrently raising C$8.3 million in equity financing in a non-brokered private placement, completing a 20 for 1 share consolidation and changing its name from Medical Ventures Inc. to “Neovasc Inc.”

The registered and records office of the Company is located at Suite 2600, 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3, and its head office and principal place of business is located at 2135 – 13700 Mayfield Place, Richmond, BC V6V 2E4.

Intercorporate Relationships

The Company has seven wholly-owned subsidiaries as follows:

Name:	Date of Incorporation:	Jurisdiction of Incorporation:
Neovasc Medical Inc. (formerly PM Devices Inc.) (“NMI”)	May 7, 1998	British Columbia
Neovasc (US) Inc. (formerly Medical Ventures (US) Inc.) (“NUS”)	July 2, 2007	United States
Neovasc GmbH	August 14, 2017	Germany
Neovasc (UK) Ltd.	April 13, 2022	United Kingdom
Neovasc Management Inc.	January 23, 2018	United States
Neovasc Tiara Inc. (“NTI”)	March 11, 2013	Canada (federal)
Neovasc Medical Ltd. (“NML”)	September 9, 2002	Israel
B-Balloon Ltd.	March 30, 2004	Israel

GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc Reducer, for the treatment of refractory angina, which is under clinical investigation in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is under clinical investigation in the United States, Canada, Israel and Europe, for which activity has been indefinitely paused. The Company remains committed to the ongoing follow-up of patients in Tiara clinical trials and has paused all other Tiara activities. For more information, visit: www.neovasc.com.

In 2009, Neovasc started initial activities to develop novel technologies for catheter-based treatment of mitral valve disease. Based on the early positive results of these activities, the Company formally launched a program to develop the Tiara transcatheter mitral valve. Neovasc established a separate entity, NTI, in March 2013 to develop and own the intellectual property related to the Tiara (Neovasc has transferred all intellectual property related to Tiara to NTI). On February 3, 2014, Neovasc announced the first human implant of the Tiara under special access compassionate use exemptions. Subsequently additional patients have been treated with the Tiara bringing the total number of patients treated with the device to 83 through August 10, 2022. In December 2014, the Company announced that it had received approval from the FDA to initiate the TIARA-I study in the United States. The TIARA-I study is a multinational, multicenter early feasibility study being conducted to assess the safety and performance of the Tiara valve system in high-risk surgical patients. The study includes 27 patients enrolled at centers in the United States, Canada and Belgium. We received approval from the FDA to close enrollment in the TIARA-I study in the United States on November 15, 2019. On November 28, 2016, the Company announced that it had received both regulatory and ethics committee approval to initiate the TIARA-II in Italy. The TIARA-II study has since expanded through the opening of clinical sites in Germany, Israel, Spain and the United Kingdom. The TIARA-II study is a 115 patient, non-randomized, prospective clinical study evaluating the Tiara’s safety and performance. It is expected that data from this study will be used to file for CE Mark approval which would enable Neovasc to market the device in Europe.

In July 2008, Neovasc acquired NML, a pre-commercial vascular device company based in Israel. NML developed and owned intellectual property related to a novel catheter-based treatment for refractory angina, a debilitating condition resulting from inadequate blood flow to the heart muscle. Refractory angina, resulting in continuing symptoms despite maximal medical therapy and without further revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year. A publication in the Cardiovascular Revascularization Medicine Journal by Benck and Henry suggests that the prevalence of No-Option Refractory Disabling Angina (“NORDA”) in the U.S. population is between 26,000 and 52,000. In another publication in the European Heart Journal by Crea et al., stated persistence of angina caused by incomplete coronary revascularization may occur in up to 30% in the current era, although definitions of incomplete revascularization are heterogeneous. It further stated that persistent angina is associated with a significant economic burden with healthcare costs almost being two-fold higher among patients with persistent angina post-percutaneous coronary intervention vs. those who become symptom free. The Company completed development of the Reducer and obtained authorization to affix the CE Mark, which allows for marketing of the Reducer product in the European marketplace. The Company initiated commercial sales of the Reducer product in early-2015. In March 2014, the Company announced that results of its COSIRA clinical trial had been presented at the ACC.14 medical conference. The COSIRA trial was a sham-controlled randomized, double-blinded study of the Reducer device in 104 patients with moderate to severe refractory angina. The results presented at ACC.14 confirmed that the COSIRA study had met its primary endpoint demonstrating the efficacy of the Reducer device with statistical significance. The COSIRA trial results were published in the New England Journal of Medicine in February 2015.

In 2016, Neovasc initiated the REDUCER-I post-market observational study as a multi-center, multi-country, three-arm study collecting long-term data from European patients implanted with the Reducer. The study is expected to enroll up to 400 patients. Currently, 400 patients have been enrolled across 24 centers that are active in Italy, Germany, Austria, Belgium, the Netherlands, the United Kingdom, Spain, Switzerland and France. In February 2018, the Reducer reached new examination and treatment methods (“NUB”) 1 status in Germany, the highest level for important new therapies. NUB 1 status was renewed in January 2019 and again in 2020, 2021, 2022 and 2023. In 2023, more German clinics will continue to negotiate and finalize these reimbursement negotiations.

In October 2018, the Company announced that the FDA designated the Reducer as a “Breakthrough Device”. In December 2018, the Company filed a Q-Sub submission to the FDA containing a comprehensive overview of all available Reducer clinical data, real world performance data and a risk/benefit analysis for patients with refractory angina requesting an FDA Sprint (“Sprint”) discussion meeting. The Sprint discussion occurred during January 2019. On February 20, 2019 the Company announced that the FDA had informed Neovasc that, despite “Breakthrough Device Designation”, the FDA review team recommends collection of further pre-market blinded data prior to PMA submission. Through the Sprint discussion process, Neovasc will continue discussions with the FDA and their senior management to attempt to bring this promising refractory angina device therapy to U.S. patients as soon as possible. Following the Sprint discussion held with the FDA on October 9, 2019 and weighing all available options a decision was made by the Company to pursue a PMA application for this breakthrough medical device. On December 31, 2019, the Company announced the submission of a PMA to the FDA for the Reducer. On October 27, 2020, the FDA Circulatory System Devices Panel of the Medical Devices Advisory Committee (the “Panel”) Meeting was held (the “Panel Meeting”). The Panel voted 14 to 4 “in favor” that the Reducer is safe when used as intended and voted 1 to 17 "against" on the issue of a reasonable assurance of effectiveness. The third vote was 13 to 3 "against” (2 abstained) on whether the relative benefits outweighed the relative risks. On January 15, 2021, the Company announced that it had received a not-approvable letter from FDA regarding its PMA submission for the Reducer.

Neovasc’s business operations started in March 2002, with the acquisition of NMI. NMI manufactured a line of collagen-based surgical patch products made for use in cardiac reconstruction and vascular repair procedures as well as other surgeries. Neovasc, through NMI, also sold biological tissue to industry partners and other customers who incorporated this tissue into their own products such as transcatheter heart valves. Neovasc’s biological products were made from chemically treated biocompatible pericardial tissue. In 2012, Neovasc sold the rights to manufacture a specific line of conventional surgical patch products to LeMaitre Vascular, Inc. for $4.6 million but retained rights to the underlying tissue technology for all other uses.

On December 2, 2016, the Company and Boston Scientific Corporation (“Boston Scientific”) entered into a definitive agreement for Boston Scientific to acquire Neovasc’s advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. Neovasc retained a license for its own Tiara products but ceased operations of its consulting services and contract manufacturing revenue line items in 2017.

Neovasc’s Strategy

The Company’s core strategy is to (i) expand revenue and global reimbursement for Reducer and conduct a U.S. IDE Study for symptomatic obstructive coronary artery disease patients with reversible ischemia and no revascularization options and (ii) obtain further U.S. IDE clinical evidence for Reducer treatment of patients with angina with non-obstructive coronary artery disease (“ANOCA”). The Company is focused on providing the Reducer to both cardiovascular markets that the Company believes is both growing and under-served by the current treatment solutions.

Key elements of this strategy include:

●	Reducer revenue and reimbursement growth — continuing therapy development of the Reducer and supplementing the successful COSIRA clinical trail with additional clinical experience through the Company’s targeted commercial launch of the Reducer in Europe and elsewhere and continued follow-up in the REDUCER I real world post market observational clinical study. Improving revenue growth in Europe by leveraging the renewed NUB 1 status in Germany and by further reimbursement initiatives in other international markets including in the United Kingdom and France.

●	Reducer clinical and regulatory development — activating clinical sites and enrolling and randomizing patients in the recently FDA approved COSIRA U.S. IDE study in order to file for FDA Pre-Market Approval upon completion of the study.

●	New Market Development – Continue to sponsor third party clinical studies to obtain further evidence of the effectiveness of the Reducer in the ANOCA patient population and to design and plan a U.S. IDE study for this same population

Three Year History

Year Ended December 31, 2020

On January 6, 2020, the Company closed its previously announced registered direct offering (the “January 2020 Financing”) priced at-the-market under Nasdaq rules of an aggregate of 47,400 series A units ("Series A Units") and 49,660 series B units (“Series B Units” and together with the Series A Units, the “January Units”) at a price of $103.38 per Series A Unit and $103.38 per Series B Unit for aggregate gross proceeds to the Company of approximately $10 million, before deducting placement agent’s fees and estimated expenses of the January 2020 Financing payable by the Company.

On April 27, 2020, the Company’s application for the Paycheck Protection Program loan through the U.S. Small Business Administration was approved for approximately $530,000. This program helps businesses keep their workforce employed during the COVID-19 crisis by providing relief in the form of a forgivable loan used for payroll costs. The amount is advanced in the form of a loan that is forgivable if the borrowers, being certain wholly owned subsidiaries of the Company, allocate the funds principally for the purposes of retaining employees in the United States through the payment of payroll and group health care benefits costs and other expenses in accordance with the loan agreement.

On April 30, 2020, the Nasdaq Hearing Panel granted the Company’s request for an extension through August 17, 2020 to evidence compliance with the $35 million MVLS requirement for continued listing on the Nasdaq.

On May 6, 2020, the Company appointed John Panton, formerly the VP, Quality to Chief Quality Officer effective immediately.

On May 26, 2020, the Company announced the offering of secured convertible notes (the “2020 Notes”) and warrants (the “May 2020 Warrants”), the warrant exchange transaction, repayment of the secured convertible notes of the Company issued in November 2017 (the “2017 Notes”) issued pursuant to the November 2017 private placement (the “2017 Private Placement”) and a settlement agreement between the Company and a certain investor pursuant to which the Company issued the Settlement Warrants (the “May 2020 Offering”).

On May 27, 2020, the Company announced that it has filed for CE Mark for its Tiara TA Transapical mitral valve replacement system.

On June 4, 2020, the Company announced that the Company issued a 2020 Note in the principal amount $1 million. Following the earlier issuance of the 2020 Notes in the principal amount of $4 million and the May 2020 Warrants, the Company raised aggregate gross proceeds of $5 million.

On June 12, 2020 the Company announced an offering (the “June 2020 Offering”), whereby it has entered into definitive agreements with certain healthcare-focused institutional investors for the sale of an aggregate of 155,321 units comprised of one Common Share and three-quarters of one warrant (the “June 2020 Units”) at a purchase price of $74.33 per June 2020 Units in a registered direct offering priced at-the-market under Nasdaq rules for aggregate gross proceeds to the Company of approximately $11.5 million, before deducting placement agent's fees and estimated expenses of the June 2020 Offering payable by the Company.

On June 25, 2020, the Company announced that it received written notification from the Nasdaq notifying the Company that it has regained compliance with the minimum Market Value Requirement (as defined below) set forth in the rules for continued listing on the Nasdaq.

On July 9, 2020, the Company announced that it had been informed by the FDA that the Panel will review the PMA for the Reducer at its October 27, 2020 meeting.

On July 23, 2020, SMG exercised 56,962 of the May 2020 Warrants for aggregate exercise proceeds to the Company of $3,750,945 and partial repayment of $3,613,341 (the “July 2020 Prepayment”) of the principal of the convertible note issued pursuant to the financing completed in May 16, 2019 (the “2019 Note”). In connection with the July 2020 Prepayment of the 2019 Note, the Company also issued to SMG 19,271 warrants (the “July 2020 Prepayment Warrants”) at a current exercise price of $242.50 per August Prepayment Warrant in accordance with the terms of the 2019 Note.

On August 10, 2020, the Company announced the August 2020 Offering, whereby it has entered into definitive agreements with certain healthcare-focused institutional investors for the sale of an aggregate of 181,311 August 2020 Units comprised of one Common Share and three-quarters of one Warrant at a purchase price of $69.39 per August 2020 Unit in a registered direct offering priced at-the-market under Nasdaq rules for aggregate gross proceeds to the Company of approximately $12.6 million, before deducting placement agent's fees and estimated expenses of the August 2020 Offering payable by the Company.

On August 12, 2020, the Company completed the August 2020 Offering of an aggregate 181,311 August 2020 Units at a price of $69.39 per unit for aggregate gross proceeds to the Company of approximately $12,600,000 before deducting placement agent’s fee and estimated expenses of the August 2020 Offering payable by the Company.

On August 17, 2020 SMG exercised 20,040 of the remaining 45,996 May 2020 Warrants for aggregate exercise proceeds to the Company of $1,319,634 (the "August 2020 Prepayment") of the principal of the 2019 Note (as defined herein). In connection with the prepayment of the 2019 Note, the Company also issued to SMG 6,740 Warrants (the "August Prepayment Warrants") at a current exercise price of $187.50 per August Prepayment Warrant in accordance with the terms of the 2019 Note.

On December 10, 2020, the Company completed the December 2020 Offering of an aggregate of 249,232 December 2020 Units comprised of one Common Share and one Warrant at a price of $24.50 per unit for aggregate gross proceeds to the Company of approximately $6,100,000 before deducting placement agent’s fee and estimated expenses payable by the Company.

On December 8, 2020 and December 14, 2020, the Company received written notifications (the “Notification Letters”) from the Nasdaq notifying that the Company is not currently in compliance with the Nasdaq’s continued listing requirements which require that an issuer’s listed securities maintain a total market value of $35 million (the “Market Value Requirements”) and a minimum bid price of at least $1.00 per share (the “Minimum Bid Price Requirements”). In accordance with Nasdaq Listing Rules, the Company has until June 8, 2021 to regain compliance with the Market Value Requirements and until June 14, 2021 to regain compliance with the Minimum Bid Price Requirements. In the event the Company does not regain compliance by the applicable deadlines, the Company may be eligible for additional time to regain compliance or may face delisting. The Notification Letters do not impact the Company's listing on the Nasdaq at this time and the Company intends to monitor its market value between now and the applicable deadlines. During this time, we expect that the Common Shares will continue to be listed and trade on the Nasdaq. The Company's business operations are not affected by the receipt of the Notification Letters. The Company is also listed on the TSX and the Notification Letters do not affect the Company's compliance status with such listing.

Year Ended December 31, 2021

On January 15, 2021, the Company received a "not approvable" letter from the FDA regarding its PMA submission for the Reducer. The FDA reviewed Reducer for treatment of patients with refractory angina pectoris despite guideline directed medical therapy, who are unsuitable for revascularization by coronary artery bypass grafting or by percutaneous coronary intervention.

On February 9, 2021 the Company announced that it had received written notification from the Nasdaq notifying the Company that it has regained compliance with the Minimum Bid Price Requirement under Nasdaq Listing Rule 5550(a)(2) pursuant to Nasdaq Listing Rule 5810 for continued listing on the Nasdaq. The Company has until June 8, 2021 to regain compliance with Nasdaq Listing Rule 5500(b)(2) with respect to the Market Value Requirements.

On February 12, 2021, the Company announced it has closed its previously announced sale of an aggregate of 1,440,000 Common Shares at a purchase price of $50.00 per Common Share in an offering priced at-the-market under the Nasdaq rules for aggregate gross proceeds to the Company of approximately $72 million, before deducting placement agent’s fees and estimated expenses of the offering payable by the Company.

On February 24, 2021, the Company announced it has received written notification from the Nasdaq Stock Market LLC informing the Company that it has regained compliance with the minimum market value requirement set forth in the rules for continued listing on the Nasdaq.

On April 16, 2021, the Company announced that the Tiara Transapical system (Tiara TA) will be unable to receive a European CE mark under the current MDD regulations ending on May 26, 2021.

On May 10, 2021, the Company announced that the first patient has been enrolled in the Coronary Sinus Reducer for the Treatment of Refractory Microvascular Angina (COSIMA) trial.

On May 25, 2021, the Company received written notification from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until November 22, 2021, to regain compliance. In accordance with Nasdaq Listing Rule 5810(c)(3)(A)(i), the Company requested and was granted a second 180-calendar day period, or until May 23, 2022, within which to evidence compliance with the $1.00 bid price requirement.

On June 7, 2021, the Company announced that the Reducer system has been granted national reimbursement in England as a result of being included in the High-Cost Tariff Excluded Devices (HCTED) national catalogue.

On June 10, 2021, the Company announced that it had indefinitely paused all product development activities on the Tiara TF device. Concurrent with this decision the Company terminated 40% of its staff and took a provision for obsolete leasehold improvements and equipment related to these activities.

On July 13, 2021, the Company announced that it appointed Lisa Becker as Vice President, Regulatory Affairs, Global Angina Therapies and Sarah Gallagher as Vice President, Clinical Affairs. The Company believes Ms. Becker and Ms. Gallagher bring significant experience and organizational capability. The two new leaders will be responsible for the ongoing regulatory and clinical efforts at the Company.

On September 16, 2021, the Company received FDA approval for the Investigational Device Exemption (IDE) regarding the COSIRA-II IDE clinical trial. Following multiple discussions with FDA, the approved protocol for the COSIRA-II study is designed to answer key questions arising from the October 2020 Panel Meeting regarding the Reducer. On January 5, 2022, the Company announced enrollment of the first patient in the COSIRA-II clinical trial.

On November 30, 2021, the Company announced that the Reducer system has been granted Prise en Charge Transitoire(PECT) reimbursement in France by the national health authority, Haute Autoritde Sant(HAS).

Year Ended December 31, 2022

On January 5, 2022, the Company announced enrollment of the first patient in the COSIRA-II clinical trial.

On January 18, 2022, the Company announced the publication of a case series in the journal Cardiovascular Revascularization Medicine describing successful uses of the Reducer under a compassionate use protocol in the United States. The patients were treated under the care of Ryan Gindi, M.D., and the procedures were performed by Gerald Koenig, M.D., Ph.D, both from the Division of Cardiology, Henry Ford Hospital, Detroit. Following the commencement of the COSIRA-II trial in the United States, qualifying patients are now eligible to be treated in a clinical trial for the device.

On February 2, 2022, the Company announced that the Consolidated Amended Shareholder Class Action Complaint was dismissed in its entirety with prejudice and without leave to amend. On February 22, 2022, Pratap Golla (the “Lead Plaintiff”) filed an appeal to the U.S. Court of Appeals for the Second Circuit.

On February 8, 2022, the Company announced that the German Institute for the Hospital Remuneration System has awarded the Reducer NUB Status 1 designation for 2022, the highest priority designation available.

On March 24, 2022, the Company announced that, pursuant to a Restated Securities Purchase Agreement with SMG, on a private placement basis (the “Private Placement”), it issued an amended and restated convertible note (the “2022 Note”). The 2022 Note was issued in an aggregate principal amount of $13,000,000 and consolidates the amount owed by the Company under the 2019 Note and 2020 Note. The Company paid out in cash an additional amount of $290,961 that was owed under the 2019 and 2020 Notes. The 2022 Note matures on December 31, 2025 (the “Maturity Date”) and bears interest at a rate of 9% per annum, compounded quarterly, a portion of which is payable in cash at the end of June and December annually and the rest due on the Maturity Date. The 2022 Note is convertible into Common Shares at a price of $25.00 per Common Share for up to 520,000 Common Shares (on a pre-consolidation basis) comprised of the principal amount and accrued and unpaid interest.

On April 13, 2022, the Company announced that the Company’s shareholders approved and authorized an amendment to the Company’s articles to effect a consolidation of the issued and outstanding Common Shares of the Company on the basis of up to 25 existing Common Shares for one new Common Share (the “Consolidation”). On April 29, 2022, the share consolidation of one post-Consolidation Common Share for every 25 pre-Consolidation Common Shares became effective and reduced the number of Common Shares issued and outstanding from 68,228,061 Common Shares to 2,729,107 Common Shares.

On May 16, 2022, the Company announced that it received notification from the Nasdaq stating that since the closing bid price of the Company’s Common Shares had been greater than $1.00 per share for the last 10 consecutive business days, from April 29, 2022 to May 12, 2022, Neovasc regained compliance with Listing Rule 5550(a)(2).

On July 5, 2022, the Company announced that it has expanded its direct sales operations in Europe to include the United Kingdom, effective July 1, 2022. The company has hired its first two direct employees in England and plans future growth in the sales team as the commercial requirements increase.

On July 26, 2022, the Company announced the FDA has approved a protocol supplement to the COSIRA-II IDE trial. The approval expands the number of patients eligible for treatment in the trial and adds two previously planned imaging sub-studies designed to provide insights into the safety and mechanism of action of the Reducer. The timing of the approval is ahead of the Company's internal target and will allow for additional patients to be treated.

On September 20, 2022, the Company announced that it had indefinitely paused all product development on the Tiara TA device. There were no staff terminated and no material write downs related to this decision. The Company will cease all expenses related to Tiara activities, except for the required follow up of patients already enrolled in our clinical studies and will accelerate expenditures on the Reducer. Overall, there will be a minimal net effect on our expenses and is best seen as a reallocation of resources between different development projects.

On November 8, 2022, the Company announced that the Centers for Medicare and Medicaid Services (“CMS”) has assigned the Reducer implant procedure a new outpatient reimbursement code payment status indicator, enabling U.S. hospitals to be reimbursed for the device and implant procedure.

Recent Developments Subsequent to December 31, 2022

On January 17, 2023, the Company announced that it had entered into a binding agreement (the “Arrangement Agreement”) with Shockwave Medical, Inc. (“Shockwave”) whereby Shockwave has agreed to acquire all of the issued and outstanding Common Shares of the Company (the “Transaction”). Under the terms of the Arrangement Agreement, Neovasc shareholders will receive $27.25 per Common Share in cash upfront on completion of the Transaction, corresponding to an enterprise value of approximately $100,000,000, plus deferred payments of up to approximately $47,000,000 on the achievement of future regulatory milestones in the form of a contingent value right (“CVR”) per Common Share to receive payment upon final FDA premarket approval to market the Reducer in the United States for treatment of angina (the “Milestone”). Each CVR will pay: (i) $12.00 if the Milestone is achieved on or prior to June 30, 2026, (ii) $8.00 if the Milestone is achieved during the period beginning on July 1, 2026 and ending on December 31, 2026 or (iii) $4.00 if the Milestone is achieved during the period beginning on January 1, 2027 and ending on December 31, 2027. The upfront cash consideration represents a premium of 27% and 68% to the closing price and 30-day volume-weighted average price, respectively, of the Common Shares on the Nasdaq on January 13, 2023.

The Arrangement Agreement provides for customary deal-protection provisions, including a non-solicitation covenant on the part of the Company and a right for Shockwave to match any Superior Proposal (as defined in the Arrangement Agreement). The Arrangement Agreement includes a termination fee of $3.824 million, payable by the Company under certain circumstances (including if the Arrangement Agreement is terminated in connection with the Company accepting a Superior Proposal). The directors and senior officers of the Company and SMG, owning in aggregate approximately 9.23% of the Company's voting securities, entered into voting support agreements, pursuant to which they agreed to vote all of the securities they own or control in favour of the Transaction. Pursuant to SMG’s voting and support agreement, SMG also agreed, among other things, (i) to convert into Common Shares at the conversion price of $25.00, the 2022 Note issued by the Company to SMG with an initial principal amount of $13,000,000, immediately prior to the effective time of the Transaction, (ii) that it shall be entitled to exercise its right to have the Company purchase certain warrants to acquire Common Shares held by SMG for a cash amount equal to the value thereof, and (iii) that certain out of the money warrants to acquire Common Shares held by SMG shall terminate at the effective time of the Transaction. For more information regarding the Transaction, please see the Management Information Circular of the Company dated February 3, 2023 (the “Arrangement Circular”), filed with the SEC and on SEDAR on February 10, 2023.

On February 1, 2023, the Company announced that the German Institute for the Hospital Remuneration System has awarded the Reducer NUB Status 1 designation for 2023, the highest priority designation available.

On March 6, 2023, the Company announced that its shareholders had approved the Transaction at the special meeting of shareholders held on March 6, 2023 (the “Meeting”). The special resolution approving the Transaction was approved by: (i)  97.36% of the votes cast by the shareholders of the Company present in person or represented by proxy at the Meeting, and (ii) 97.21% of the votes cast by the shareholders, other than those shareholders required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, present in person or represented by proxy at the Meeting. The final order of the Supreme Court of British Columbia was granted on March 9, 2023.

Neovasc’s Products

Reducer

The Reducer is a treatment for patients with refractory angina, a painful and debilitating condition that occurs when the coronary vasculature delivers an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies.

Worldwide, coronary artery disease (“CAD”) is the leading cause of death. It is the largest contributor to the global burden of disease as reflected in disability-adjusted life years, a measure which combines premature mortality and the prevalence and severity of ill-health. On this measure, the impact of CAD increased by 29% in the period from 1990 to 2010. This reflects the worldwide shift to those chronic diseases associated with an aging global population. The most frequent (and often the first) manifestation of stable CAD is chronic stable angina. As a result, angina is a significant burden on healthcare systems worldwide. There is a clear association between more frequent angina and greater utilization of healthcare resources.

Refractory angina, resulting in continued symptoms despite maximal medical therapy without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year. A publication in the Cardiovascular Revascularization Medicine journal by Benck and Henry suggests that the prevalence of NORDA in the U.S. population is between 26,000 and 52,000. Another publication in the European Heart Journal by Crea et al., stated persistence of angina caused by incomplete coronary revascularization may occur in up to 30% in the current era, although definitions of incomplete revascularization are heterogeneous. It further stated that persistent angina is associated with a significant economic burden with healthcare costs almost being two-fold higher among patients with persistent angina post-percutaneous coronary intervention versus those who become symptom-free. Additionally, there is emerging interest in treating patients that have refractory angina despite patent coronary arteries. Angina with non-obstructive coronary artery disease may affect as many as 39% of patients with chest pain according to a study from Patel et. al, published in the New England Journal of Medicine. Furthermore, a publication in Circulation by Lee et. al, suggests upwards of 20% of patients with angina and non-obstructive coronary artery disease have evidence of microvascular dysfunction. Increasing interest in diagnosis and treatment of angina and microvascular dysfunction as evidenced by the 2019 ESC Guidelines for the diagnosis and management of chronic coronary syndromes provides growing support for Reducer treatment.

The pain and shortness of breath associated with refractory angina can make it difficult for patients to engage in routine activities, such as walking or climbing stairs. Clinical studies demonstrate that the Reducer can provide significant relief of chest pain, shortness of breath and other debilitating symptoms in refractory angina patients. A significant proportion of the refractory angina patients in the United States and in Europe are potential candidates for the current Reducer therapy, either because they cannot be revascularized or because they are otherwise poorly managed using conventional medical therapies. These patients represent a substantial potential market opportunity for the Reducer.

The diagnostic management of angina patients has traditionally focused on the detection of obstructive CAD in the epicardial vasculature. However, a significant percentage of patients referred for assessment of angina have no obstructive CAD on angiography. These patients have been termed ‘ANOCA’ patients, presenting with Angina but Non-Obstructive CAD. It has also been recently noted that ANOCA is more prevalent in women compared to men. Functional and/or structural abnormalities of the coronary microcirculation, or more broadly coronary microvascular dysfunction has been shown to be a lone or adjunctive mechanism of myocardial ischemia in a majority of ANOCA patients. Recent studies have found correlation of angina and normal coronary arteries, or diffuse non-obstructive CAD are at a greater risk for all-cause mortality and major adverse cardiovascular events (“MACE”). The Women’s Ischemia Syndrome Evaluation (“WISE”) study 5-year annualized risk for MACE was 16.0% in women with non-obstructive CAD, 7.9% in women with normal coronary arteries, and 2.4% in an asymptomatic control group. In the WISE Study, at 10 years, cardiovascular death or myocardial infarction had occurred in 6.7% of women with no obstructive CAD versus 12.8% of those with nonobstructive CAD. Symptom-driven care in women results in an increased rate of repeat catheterizations, angina-related hospitalizations and drug treatment, and is a significant driver of health care costs. With the availability of invasive diagnostic tools to measure coronary flow reserve, diagnosis of ANOCA with microvascular dysfunction is becoming more widespread.

There continues to be interest from the medical community to explore the use of Reducer for other indications. Further clinical trials will need to be conducted to explore this possibility.

The Reducer is targeting a patient population that has failed to gain relief of their symptoms, despite other medical treatment options. A refractory patient, by definition, is resistant to other existing interventional cardiology therapies and is not receiving adequate relief from available drug regimens to manage their chest pain, shortness of breath and other debilitating symptoms. Neovasc believes that further studies may demonstrate that additional patient populations may benefit from treatment with Reducer and thus could further increase its market potential.

The Reducer is an hourglass-shaped, balloon-expandable, stainless steel, bare metal device, which is implanted in the coronary sinus, creating a restriction in venous outflow from the myocardium (the muscular layer of the heart wall). It is implanted using conventional percutaneous, or needle puncture, techniques. The Reducer is provided sterile and pre-loaded on a balloon catheter compatible with a 9 French delivery sheath and operates over a 0.035 inch guidewire. The implant procedure requires minimal training for experienced interventionalists.

Using a catheter-based procedure, the Reducer is implanted in the coronary sinus (the main vein draining blood from the heart muscle). Following implantation, the Reducer (all but the mid-section) becomes covered with endothelial tissue after about 4-6 weeks. This tissue coverage creates a permanent (but reversible, if necessary) narrowing in the coronary sinus. The coronary sinus is narrowed from a typical diameter of 10-12mm to approximately 3mm at the site of implantation. This focal narrowing provides a backwards pressure elevation in the coronary sinus which is intended to improve blood perfusion to ischemic territories of the heart muscle by redistributing blood from the less ischemic areas to the more ischemic areas. This can result in improved perfusion of the endocardium, which helps relieve ischemia and chest pain, shortness of breath and other debilitating symptoms.

The clinical utility of this approach was demonstrated by a number of analogous approaches used in the past that achieved positive clinical outcomes for angina patients by constricting or intermittently blocking the coronary sinus to improve perfusion to the heart muscle. However, these approaches required either the use of highly invasive surgery or leaving a catheter in the heart for a prolonged period, making them impractical or clinically unacceptable for use in modern medical practice. The Reducer was developed to deliver this coronary sinus reduction therapy in a safe, simple and effective manner via a minimally invasive catheter that is consistent with contemporary medical practice.

The Reducer’s first demonstration of excellent results was in multiple animal studies and a first-in-human clinical trial in which 15 patients suffering from chronic refractory angina were followed out to six months, and then again at three years post-implantation. The six-month results from this clinical trial were published in the Journal of the American College of Cardiology and three-year follow-up data were presented at the annual scientific meeting of the American College of Cardiology in March 2010. In this clinical trial, implantation of the Reducer resulted in significant clinical improvements in stress test and perfusion measurements, as well as in overall quality of life in the majority of the patients at six months and these same results were noted at the three-year follow up. During this period, the Reducer remained patent with no evidence of migration, and symptom relief was maintained in these patients.

The Company executed the COSIRA trial, a prospective, multicenter, randomized, double-blind, sham-controlled study to assess the safety and effectiveness of the Reducer device in 2013. The COSIRA trial’s primary endpoint was a two-class improvement in angina symptoms six months after implantation based on the patients’ ratings on the Canadian Cardiovascular Society “CCS” angina grading scale; a four-class functional classification that is widely used to characterize the severity of angina symptoms and disability. Only patients with severe angina, CCS Class III or IV, were enrolled in the COSIRA trial. The trial analysis showed that the study met the primary endpoint, with patients receiving the Reducer achieving a statistically significant improvement in CCS scores (two classes or better) compared to patients receiving a sham control (18 of 52 [34.6%] of the Reducer patients improved ≥ 2 CCS classes compared to 8 of 52 [15.4%] of the control patients [p-value = 0.024]). The analysis also showed that patients treated with the Reducer showed a statistically significant improvement of one or more CCS classes compared to the sham-control patients (37 of 52 [71.2%] of the Reducer patients showed this improvement compared to 22 of 52 [42.3%] of the control patients [p-value = 0.003]). The COSIRA trial results were published in the New England Journal of Medicine in February 2015.

In 2016, Neovasc initiated the REDUCER-I post-market observational study as a multi-center, multi-country, three-arm study collecting long-term data from European patients implanted with the Reducer. The study is expected to enroll up to 400 patients. Currently, 400 patients have been enrolled across 24 centers that are active in Italy, Germany, Austria, Belgium, the Netherlands, the United Kingdom, Spain, Switzerland and France. The enrollment rate was hindered by COVID-19.

In 2018 an article by Parikh, et al., was published in the Journal of the American College of Cardiology (JACC) titled, “First-in-Human Use of Coronary Sinus Reducer in Patients with Refractory Angina”. This article describes the long-term structural, anatomic, and clinical durability of the Reducer. Reducers were patent 12 years following implantation, with no signs of strut fractures, dislocation, thrombosis, or migration, and the sustained improvement in angina class seen at six months and three years, was also maintained at the 12-year follow-up.

Hundreds of patients have been enrolled in clinical studies conducted by third parties across Europe and Israel relating to the Reducer. These studies continue to show a strong safety profile and positive clinical results that trend closely to the COSIRA randomized study. Many of these studies have been published and presented in medical forums. It is anticipated that as the commercial use of the Reducer continues to expand, additional third-party studies, investigations and presentations will be undertaken. If the results from such third-party activities continue to show positive results from the device, they may provide additional data to support expanded adoption of the Reducer for the intended patient population. As a result of the clinical evidence from these studies and publications, the Reducer therapy has now been recognized in the European Society of Cardiology Guidelines as a treatment option for refractory angina.

Included in the numerous publications of clinical results since the COSIRA study was published in the New England Journal of Medicine in 2015, a publication in the European Heart Journal by Gallone, et al., on the “Cost-effectiveness of the coronary sinus Reducer and its impact on the healthcare burden of refractory angina” indicated that the Reducer was consistently cost-effective according to a range of cost-effectiveness thresholds after just one year of implant.

Following the positive data from the COSIRA trial, the Company initiated a pilot launch of the Reducer in select European markets in early 2015. The Company has signed distribution agreements in multiple jurisdictions across Europe. Direct sales are underway in select centers in Germany, France and the United Kingdom.

Based on achieving NUB 1 status in Germany and a general positive reception in the European market, with positive experiences by many physicians from the treatment of their own patients with the Reducer, an increase in adoption of the Reducer therapy in Europe is seen. COVID-19 had a marked impact on Reducer revenues, and we anticipate that the negative impact will be felt again in 2022. It is unclear how long the negative impact of COVID-19 will persist.

We are seeing a growing level of enthusiasm in Europe for the Reducer therapy, and we believe the therapy has significant potential. In order to further accelerate the penetration of the therapy, we are open to considering strategic alternatives for the Reducer, including potential alliances in Europe, and the rest of the world.

On September 3, 2019, the Company announced that the European Society of Cardiology included Neovasc Reducer in the European Practice Guidelines for the Diagnosis and Management of Chronic Coronary Syndromes. The Reducer entered as a Class 2 B recommendation, which means the Reducer device may be considered to ameliorate symptoms of debilitating angina refractory to optimal medical and revascularization strategies.

On November 1, 2019, the Company announced it had advised the FDA of its decision to submit a PMA application, and on December 31, 2019, the Company announced the submission of a PMA to the FDA for the Reducer.

On July 9, 2020, the Company announced it had received notification of an FDA Panel Meeting scheduled for October 27, 2020.

On October 28, 2020, the Company announced results from the FDA Panel Meeting at which the Panel voted 14 to 4 “in favor” that the Reducer is safe when used as intended and voted 1 to 17 "against" on the issue of a reasonable assurance of effectiveness. The third vote was 13 to 3 “against” (2 abstained) on whether the relative benefits outweighed the relative risks. As a result, on January 15, 2021, the Company announced that it had received a not-approvable letter from FDA regarding its PMA submission for the Neovasc Reducer.

On September 16, 2021, the Company received FDA approval for the Investigational Device Exemption (“IDE”) regarding the COSIRA-II IDE clinical trial. Following multiple discussions with the FDA, the approved protocol for the COSIRA-II study is designed to answer key questions arising from the October 2020 Panel Meeting regarding the Reducer. On January 5, 2022, the Company announced enrollment of the first patient in the COSIRA-II clinical trial. As of March 27, 2023, 21 sites have been activated, 82 patients have been enrolled in the trial and, of those, 31 patients have been randomized into either the treatment or control arm of the trial. The COSIRA-II study is expected to randomize approximately 380 patients into either the treatment or control arm of the trial.

On January 5, 2022, the Company announced first patient enrollment in the COSIRA-II trial. The Company is focused on activating centers and enrolling in the study.

On July 21, 2022, the Company announced FDA approval of the addition of two imaging sub-studies and a single-arm registry to the COSIRA-II trial. While the sub-studies are intended to provide further insight on mechanism of action and provide additional data for long-term safety, the single-arm registry will allow enrollment of select patients who otherwise would not qualify for the randomized arm of the trial.

On September 21, 2022, the Company received Investigational Testing Authorization to conduct the COSIRA-II trial in a limited number of sites in Canada. The Company is focused on activating centers to begin enrollment in Canada.

On November 8, 2022, the Company announced that the CMS assigned the Reducer implant procedure a new outpatient reimbursement code payment status indicator, enabling U.S. hospitals to be reimbursed for the device and implant procedure.

Regulatory Status

The Reducer received CE Mark designation in November 2011. On November 3, 2017, Neovasc received FDA approval for a U.S. IDE clinical trial, COSIRA-II (a trial design similar to the COSIRA study). While the principal investigator and co-principal investigator for this study were already appointed, the Company did not initiate the U.S. clinical trial at that time, funding being the largest impediment. The cost of this U.S. clinical trial is expected to be approximately $35 million. The Company expects significant future expenses associated with the clinical studies, and regulatory submissions, for the Reducer. The September 16, 2021 IDE Supplement approval provided FDA approval for an updated protocol for the COSIRA-II study, which is enrolling in the United States.

On October 10, 2018, the Company announced that the FDA had granted “Breakthrough Device Designation” for the Reducer. The FDA grants this designation in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis for life-threatening or irreversibly debilitating diseases.

On December 20, 2018, Neovasc filed a comprehensive Q-Sub submission to the FDA with all available Reducer Clinical evidence, requesting a Sprint FDA discussion meeting. The Neovasc team, together with two top U.S. cardiologists, met with the FDA proposing moving forward with a PMA submission using the available Neovasc clinical evidence including the prospective, multicenter, randomized, double-blind, sham controlled study assessing the safety and efficacy of the Reducer in 104 patients in the European Union and Canada (COSIRA), a multi-center, multi-country, three-arm observational post-market study (REDUCER-I), and supportive safety and efficacy data from peer-reviewed journals.

On February 20, 2019, the Company announced that the FDA had informed Neovasc that, despite “Breakthrough Device Designation”, the FDA review team recommended collection of further pre-market blinded data prior to PMA submission.

On June 26, 2019, the Company and two top U.S. cardiologists met with the FDA to further discuss available clinical evidence for the Reducer, to try to reach agreement on potential options to enter the U.S. market.

Following the Sprint discussion held with the FDA on October 9, 2019 and weighing all available options a decision was made by the Company to pursue a PMA application for this Breakthrough medical device.

On October 27, 2020, the FDA Panel Meeting was held. The Panel voted 14 to 4 “in favor” that the Neovasc Reducer™ is safe when used as intended and voted 1 to 17 "against" on the issue of a reasonable assurance of effectiveness. The third vote was 13 to 3 “against” (2 abstained) on whether the relative benefits outweighed the relative risks.

On January 15, 2021, the Company announced that it had received a not-approvable letter from the FDA regarding its PMA submission for the Reducer.

On September 16, 2021, the Company received FDA approval for the IDE regarding the COSIRA-II IDE clinical trial. Following multiple discussions with the FDA, the approved protocol for the COSIRA-II study is designed to answer key questions arising from the October 2020 Panel Meeting regarding the Reducer. On January 5, 2022, the Company announced enrollment of the first patient in the COSIRA-II clinical trial. As of December 31, 2022, 13 sites have been activated, 43 patients have been enrolled in the trial and, of those, 22 patients have been randomized into either the treatment or control arm of the trial. The COSIRA-II study is expected to randomize approximately 380 patients into either the treatment or control arm of the trial.

On August 12, 2022, the company filed for a new Reducer CE-Mark under the new European MDR regulations with its European Notified Body. The filing is currently under review.

On July 21, 2022, the Company announced FDA approval of the addition of two imaging sub-studies and a company requested single-arm registry to the COSIRA-II trial. The sub-studies are intended to provide further, easily visible insight to mechanism of action of the Reducer and to complement the existing long-term safety of the device. The addition of the single arm to the study allows for specific patients who will not otherwise qualify for the randomized arm of the trial to be included in the COSIRA-II trial.

The Company expects to complete enrollment in the COSIRA-II study in the second half of 2024 and to have the first readout from the trial in the first half of 2025 which would potentially put us on track for an FDA decision in the first half of 2026.

Tiara

In 2009, Neovasc started initial activities to develop novel technologies for catheter-based treatment of mitral valve disease. In the second quarter of 2011, the Company formally initiated a new project to develop the Tiara, a product for treating mitral valve disease. The transapically delivered Tiara is in the clinical trial follow-up phase. There are millions of patients worldwide who suffer from severe Mitral Regurgitation, the majority of them with functional Mitral Regurgitation. Mitral Regurgitation is often severe and can lead to heart failure and death. Currently, a significant percentage of patients with severe Mitral Regurgitation are not good candidates for conventional surgical repair or replacement due to frailty or comorbidities. Many of these patients are treated today via minimally invasive mitral valve repair procedures; however, these procedures are also complex, can take a long period of time to complete, and the clinical outcomes may not be optimal. Currently there is no transcatheter mitral valve replacement device approved for use in the U.S and only one (tethered) mitral valve replacement device approved in Europe.

As of August 10, 2022, 83 patients were treated with Tiara in either the TIARA-I Early Feasibility Clinical Study, compassionate use cases or in our TIARA-II CE Mark Clinical Study. The 30-day survival rate, at the time of data cut-off on August 10, 2022, for the 83 patients treated with the Tiara is 89% with one patient now more than 8 years post implant. The Tiara successfully treated both functional and degenerative Mitral Regurgitation patients, as well as patients with pre-existing prosthetic aortic valves and mitral surgical annuloplasty rings. On November 15, 2019, TIARA-I study enrollment was closed with 27 patients treated. This decision was not due to any safety concerns. The objective of the TIARA-I Early Feasibility study was to demonstrate the safety of the Neovasc TMVR system, while gathering preliminary information on device performance and clinical outcomes. The patients in follow-up will continue their follow-up assessments, adverse event reporting requirements, etc., as per protocol through their 5-year visits. On June 27, 2022, Tiara-II study enrollment was closed with 34 patients treated. This decision was not due to any safety concerns. Follow-up visits will continue for patients at the 14 active sites across Germany, Israel, Spain, the Netherlands and the UK. The results from our clinical experience to-date continue to demonstrate the potential benefit for patients who otherwise have no treatment options.

On September 20, 2022, the Company announced that it had indefinitely paused all product development on the Tiara TA device. There was no staff terminated and no material write downs related to this decision. The Company will cease all expenses related to Tiara activities, except for the required follow up of patients already enrolled in our clinical studies and will accelerate expenditures on the Reducer. Overall, there will be a minimal net effect on our expenses and is best see as a reallocation of resources between different development projects.

Regulatory Status

The Company filed for CE Mark under the Medical Device Directive (“MDD”); but was unable to complete the regulatory review process before the expiration of the MDD on May 26, 2021. Therefore, the Company was unable to receive CE Mark under MDD in 2021.

The Company is committed to the follow up of all patients in both Tiara clinical studies but has indefinitely paused all other activity associated with Tiara. There can be no assurance that the Company will restart activity with Tiara or that it will maintain the activity pause.

Specialized Skill & Knowledge

Reducer

The manufacture of the Reducer requires basic catheter and stent manufacturing techniques that are common in the industry. The one component that is more complex is the manufacture of the hourglass shaped balloon and the Company works closely with an industry partner who manufactures this component. The Reducer is assembled and sterilized by well-known medical device contract manufacturers. While the device is not manufactured in-house, the product is supported by a team with specialized background knowledge of refractory angina and the clinical and regulatory requirements for the device. Our Medical Director, Shmuel Banai, has been involved in the Reducer since its inception.

Intangible Property

Patents

The Company’s ability to protect its products from unauthorized or infringing use by third parties depends substantially on its ability to obtain and maintain valid and enforceable patents. Neovasc has issued and pending patent applications in Canada, the United States, Europe and other select countries covering certain aspects of the technology that Neovasc intends to commercialize (including the Reducer and the Tiara). However, patents that have been issued to Neovasc or that may be issued in the future may not be valid upon challenge or enforceable. Further, even if valid and enforceable, Neovasc’s issued patents may not be sufficiently broad to prevent others from marketing products like the Company’s own, despite these patent rights. In addition, patents are country/jurisdiction specific, i.e. the rights afforded under a patent are limited to the jurisdiction of the government which granted the patent. Thus, the rights afforded by a U.S. patent are limited to the United States or its territories, and are unenforceable elsewhere. In general, the exclusive rights provided by a patent begin on the date the patent issues and expires 20 years from the filing date of the application, though this term may differ slightly depending on the specific patent laws in the applicable jurisdiction (for example, U.S. patents may have a patent term adjustment granted by the U.S. Patent and Trademark Office to compensate for certain delays in examining an application). The Company also relies on trade secret protection to protect its interests in proprietary know-how and for processes for which patents are difficult to obtain or enforce.

Trademarks

The Company owns registrations and/or pending applications for, the trademark NEOVASC, TIARA, and NEOVASC REDUCER in the United States, Canada, and the European Union.

New Products/Components/Cycles

Reducer

The Reducer is a commercial-stage product with European CE Mark approval (under MDD). The Company initiated a pilot launch of the Reducer in select European markets in 2015. The Company has also initiated Reducer sales in other non-U.S. markets with distribution agreements in several countries.

A well known and well-established medical device contract manufacturer is manufacturing the Reducer for the Company and we are in the process of transitioning manufacture of the device to another similar contract manufacturer. The majority of the components that make up the Reducer are readily available; however, two critical components of the device are not. The balloon portion of the delivery system is technically challenging to manufacture, and the implantable portion of the Reducer device, while a basic technology, is manufactured in Israel due to restrictions on the transfer of intellectual property and manufacturing out of Israel stemming from certain research grants received by NML prior to the acquisition in July 2008.

Tiara

The Company is committed to the follow up of patients in the TIARA-I and -II clinical studies but has indefinitely paused all other activity associated with Tiara. There can be no assurance that the Company will restart activity with Tiara, or that it will maintain the activity pause.

Peripatch Technology used in our Tiara Mitral Valve

The basic Peripatch technology licensed from Boston Scientific was established over 25 years ago, when the material was used to fashion the leaflets and other components in surgical heart valves. Neovasc sources its bovine tissue from abattoirs in New Zealand for the manufacture of Tiara devices. Our use of the Peripatch technology is indefinitely paused while the Tiara activities are indefinitely paused.

Economic Dependence

Our success and competitive position are dependent in part upon our proprietary intellectual property. We rely on a combination of patents and trade secrets to protect our proprietary intellectual property, and we expect to continue to do so.

For the year ended December 31, 2022, revenues from the Company's three largest customers accounted for approximately 18%, 10% and 4% of the Company's sales. These customers are typically established medical device distributors who distribute Reducer within a broader portfolio of third-party products.

Foreign Operations

While the Company’s headquarters are in Richmond, British Columbia and a large part of all its operations are in Richmond, the Company is exposed to factors that influence its revenue from customers located in foreign locations and revenues that are denominated in foreign currencies. The majority of the Company’s revenues are derived from product sales in Europe and the United Kingdom, primarily denominated in U.S. dollars, Euros and British Pounds, while the majority of the Company’s costs are denominated in U.S. and Canadian dollars. The Company expects that foreign currency denominated international sales will continue to account for a significant portion of its revenues. Consequently, a decrease in the value of a Euro and British Pounds in relation to the U.S. dollar will have an adverse effect on the Company’s results of operations, with lower-than-expected revenue amounts and gross margins being reported in the Company’s U.S. dollar financial statements. In addition, any decrease in the value of the Euro and British Pounds occurring in between the time a sale is consummated and the time payment is received by Neovasc will lead to a foreign exchange loss being recognized on the foreign currency denominated trade accounts receivable. The fluctuation of foreign exchange may impose an adverse effect on the Company’s results of operations and cash flows in the future. The Company does not conduct any hedging activities to mitigate these foreign exchange risks.

Additionally, Neovasc may be materially and adversely affected by increases in duty rates, exchange or price controls, repatriation restrictions, or other restrictions on foreign currencies. The Company’s international operations are subject to certain other risks common to international operations, including, without limitation: government regulations, import restrictions and, in certain jurisdictions, reduced protection for the Company’s intellectual property rights. Foreign currency translation gains and losses arising from normal business operations are credited to or charged to operations in the period incurred.

To date, the Company has not entered into any foreign exchange forward contracts. For the year ended December 31, 2022, approximately 91% of the Company’s revenue was generated from customers in the European Union and the United Kingdom and 9% from customers in the rest of the world. Approximately 41% of the Company’s revenue was denominated in U.S. dollars, 41% was denominated in Euros and 18% was denominated in British Pounds. Substantially all of the Company’s long-lived assets are located in Canada.

Lending

The Company’s cash management policy is to maintain sufficient cash on hand to meet forecast expenditures and to invest any excess capital according to the Company’s investment policy. The Company’s investment policy for these excess cash balances will follow a conservative investment philosophy based on three fundamentals: preservation of capital, liquidity, and best available net return on invested capital.

The Company prohibits speculation on currencies. If there are insufficient foreign funds, foreign currencies will be purchased on an ad hoc basis at the spot rate to fund expenditures. If there are surplus foreign funds, foreign currencies will be converted to Canadian dollars.

The Company has not been involved in any bankruptcy, receivership or similar proceedings within the three most recent completed financial years.

Reorganizations

As described under the heading “Corporate Structure” above, the Company acquired two Israeli companies on July 1, 2008; B-Balloon Ltd. is in the process of being voluntarily liquidated and NML continues to operate as an intellectual property holding company of the Reducer technology. On September 30, 2013, Neovasc transferred the intangible assets, including patents, trademarks and other know-how, for the Tiara to its 100% wholly-owned subsidiary NTI. On January 1, 2015, Angiometrx Inc. was amalgamated with NMI.

The Company and its subsidiaries now operate as follows: Neovasc Inc. is the Canadian public company and 100% owner of each of the subsidiary entities. NMI and NUS are the operating companies for the group. They hold the majority of the tangible assets and NMI holds the Peripatch tissue license. NMI and NUS employ the majority of the employees of the Company. NTI holds all the intangible assets related to the Tiara and NML holds all the intangible assets related to the Reducer program. NMI charges both NTI and NML for the development services performed by its employees to develop the Tiara and the Reducer respectively. NML receives a royalty based on the Reducer revenues generated by NMI. NUS charges NMI for development services performed by its employees to develop the Tiara and the Reducer respectively and these are then passed on through NMI to NTI and NML respectively. Neovasc GmbH and Neovasc (UK) Ltd. conduct sales and marketing activities on behalf of NMI as part of the license agreement between NML and NMI for NMI to manufacture, distribute and sell the Reducer on behalf of NML. Neovasc Management Inc provides executive management services to Neovasc Inc.

Employees

As March 31, 2023, the Company had a total of 60 employees and consultants on a full-time or part-time basis. Neovasc has in the past, and may in the future, retain additional expert consultants on an ad-hoc basis if required in connection with the Company’s development program. The following table sets forth the total number of Neovasc’s employees at December 31, 2022, 2021 and 2020, respectively, and a breakdown of persons employed by category of activity and geographic location for the corresponding periods

	December 31,
	2022	2021	2020
Employees and consultants by geographic location:
Canada	23	22	48
United States	26	22	19
Europe	11	5	4
Total number of employees and consultants	60	49	71

Social or Environmental Policies

The Company’s processing of its pericardial tissue involves the use of some controlled and/or hazardous materials. The use and disposal of these materials is controlled by the Company’s quality control procedures and systems. Environmental factors are considered when disposing of these materials and the Company takes steps to ensure it is in compliance with the appropriate regulations surrounding disposal of these materials.

RISK FACTORS

This document contains forward-looking statements regarding the Company, business, prospects and results of operations that involve risks and uncertainties. Neovasc’s actual results could differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this Annual Information Form. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Annual Information Form. If any of the following risks occur, the Company’s business, financial condition or operating results could be harmed. In that case, the trading price of the Common Shares could decline.

Investment in the Common Shares of the Company is highly speculative and involves a high degree of risk, is subject to the following specific risks among others, and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks. The Common Shares of the Company should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Prospective purchasers should review these risks as well as other matters disclosed elsewhere in this Annual Information Form with their professional advisors.

In addition, there is a risk that the Transaction may not be completed. If the Transaction is not completed, the Company will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Additionally, failure to complete the Transaction could materially and negatively impact the trading price of the Common Shares. The following risk factors should be considered in conjunction with the risk factors disclosed in the Arrangement Circular filed with the SEC and on SEDAR on February 10, 2023.

There is doubt about our ability to continue as a going concern.

As at December 31, 2022, the Company had approximately $25.8 million in cash and cash.

The Company incurred net loss of 41,204,418 and negative cash flow from operations of 24,931,017 during the year ended December 31, 2022.

On January 17, 2023, the Company announced that it had entered into the Arrangement Agreement with Shockwave. As of the date hereof, the Transaction has not closed.

The Company has incurred significant expenses related to the Transaction and, if the Transaction does not close, the Company will need to raise additional capital, likely within the next 6 months of the date hereof, to fund its long-term objectives for the Reducer prior to the successful commercialization thereof. Given the current nature of the Company’s capital structure and the increased expenses related to the Transaction, the Company can give no assurance that it will be able to obtain the additional funds needed in the future, on terms agreeable to the Company, or at all. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern.

The Company will re-evaluate the going concern risk at each reporting period and will consider removing the going concern and uncertainty note if, and when, the Company can depend on the profitable commercialization of its products or is confident of obtaining additional debt, equity or other financing to fund ongoing operations until profitability is achieved.

The audited consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate. Material adjustments may be necessary to the audited consolidated financial statements should these circumstances impair the Company’s ability to continue as a going concern.

The recent coronavirus outbreak or other health epidemics could significantly impact our operations, sales or ability to raise capital.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. The outbreak was initially concentrated in China, although numerous cases continue to be confirmed in other countries. Our results of operations could be adversely affected to the extent that the coronavirus or any other epidemic harms the global economy. We may also experience impacts to certain of our or suppliers as a result of a health epidemic or other outbreak occurring in one or more of our markets. Further, our operations have and may further experience disruptions, such as temporary closure of our offices and/or those of our suppliers and suspension of services, which may materially and adversely affect our business, financial condition and results of operations. Such a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, which could in turn adversely impact our ability to raise capital. The duration of the business disruption and related financial impact cannot be reasonably estimated at this time but may materially affect our consolidated results for the first quarter and fiscal year 2023. The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

We have significant additional future capital needs and there are uncertainties as to our ability to raise additional funding.

We require significant additional capital resources to expand our business, in particular the further development of our medical devices. Technical innovations often require substantial time and investment before we can determine commercial viability. Advancing our products, market expansion of our currently marketed products or acquisition and development of any new products or medical devices will require considerable resources and additional access to capital markets. In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

●	we experience more competition for our medical devices from other medical device companies or in more markets than anticipated;

●	we experience delays or unexpected increases in costs in connection with obtaining regulatory approvals for our products in the various markets where we hope to sell our products;

●	we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or other lawsuits, brought by either us or our competition;

●	we experience scientific progress sooner than expected in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;

●	we experience setbacks in our progress with pre-clinical studies and clinical trials are delayed;

●	we are required to perform additional pre-clinical studies and clinical trials; or

●	we elect to develop, acquire or license new technologies, products or businesses.

We could potentially seek additional funding through corporate collaborations and licensing arrangements, through public or private equity or debt financing, or through other transactions. However, if sales are slow to increase or if capital market conditions in general, or with respect medical device companies such as ours, are unfavorable, our ability to obtain significant additional funding on acceptable terms, if at all, will be negatively affected. Additional financing that we may pursue may involve the sale of our Common Shares or financial instruments that are exchangeable for, or convertible into, our Common Shares which could result in significant dilution to our shareholders.

If sufficient capital is not available, we may be required to delay our business expansion or our research and development projects, either of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

Sales of a significant number of Common Shares in the public markets, or the perception of such sales, have depressed and may continue to depress the market price of the Common Shares.

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its shareholders could depress the market price of the Common Shares and impair our ability to raise capital through the sale of additional equity securities.

Our Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity. If our Common Shares were to be delisted, investors may have difficulty in disposing of their shares.

Our Common Shares are currently listed on the Nasdaq and on the TSX under the symbol "NVCN". We must meet continuing listing requirements to maintain the listing of our Common Shares on the Nasdaq and the TSX. For example, for continued listing, the Nasdaq requires, among other things, that an issuer’s listed securities maintain a minimum bid price of at least $1.00 per share pursuant to Nasdaq Listing Rule 5550(a)(2). On May 25, 2021, the Company received the Notification Letters from the Nasdaq notifying that the Company is not currently in compliance with the Nasdaq’s Minimum Bid Price Requirements and has 180 calendar days, or until November 22, 2021, to regain compliance. Further to this, the Company announced that it has received written notification from the Nasdaq notifying the Company that in accordance with Nasdaq Listing Rule 5810(c)(3)(A)(i), the Company requested and was granted a second 180-calendar day period, or until May 23, 2022, within which to evidence compliance with the Nasdaq’s Minimum Bid Price Requirements. On May 16, 2022, the Company announced that it received notification from the Nasdaq stating that since the closing bid price of the Company’s Common Shares had been greater than $1.00 per share for the last 10 consecutive business days, from April 29, 2022 to May 12, 2022, Neovasc regained compliance with Listing Rule 5550(a)(2).

In addition to the specified criteria for continued listing, the Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Common Shares, or suspend or delist securities even though the securities met all enumerated criteria for continued listing on the Nasdaq. The Nasdaq has exercised this discretionary authority in the past and we cannot assure you that the Nasdaq will not exercise such discretionary authority.

There can be no assurance that our Common Shares will remain listed on the Nasdaq or the TSX. If we fail to meet compliance with any of the Nasdaq’s or the TSX’s continued listing requirements, our Common Shares may be delisted. Any delisting of our Common Shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.

Our Common Share price has experienced significant volatility and may be subject to fluctuation in the future based on market conditions

The market prices for the securities of medical companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements and the public's reaction, our operating performance and the performance of competitors and other similar companies, government regulations, changes in earnings estimates or recommendations by research analysts who track our securities or securities of other companies in the medical sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the other factors listed under the heading "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" can have an adverse impact on the market price of the Common Shares.

Any negative change in the public's perception of our prospects could cause the price of our securities, including the price of our Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of medical device companies in general or future exercises or conversions of the securities issued in connection with the Company’s previous financings could depress the price of our securities, including the price of our Common Shares, regardless of our results. Following declines in the market price of a company's securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management's attention and resources.

Our significant indebtedness could adversely affect our financial condition, and we could have difficulty fulfilling our obligations under our indebtedness, which may have a material adverse effect on us.

As of December 31, 2022, we had approximately $13.5 million of secured indebtedness from the issuance of the 2022 Note. Our significant level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. The level of our indebtedness could have other important consequences on our business, including:

●	making it more difficult for us to satisfy our obligations with respect to our indebtedness;

●	increasing our vulnerability to adverse changes in general economic, industry, and competitive conditions;

●	requiring us to dedicate a significant portion of our cash flows from operations to make payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital and other general corporate purposes;

●	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

●	restricting us from capitalizing on business opportunities;

●	placing us at a competitive disadvantage compared to our competitors that have less debt;

●	limiting our ability to borrow additional funds for working capital, acquisitions, execution of our business strategy, or other general corporate purposes; and

●	limiting our ability to enter into certain commercial arrangements because of concerns of counterparty risks.

The occurrence of any one or more of these circumstances could have a material adverse effect on us. Our ability to make scheduled payments on or to refinance our indebtedness, depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business, and other factors (many of which are beyond our control), including the availability of financing in the international banking and capital markets. We cannot be certain that our business will generate sufficient cash flows from operations or that future borrowings will be available to us in an amount sufficient to enable us to repay or refinance our debt, or to fund our other liquidity needs. If we are unable to make our scheduled payments on our debt or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt. Failure to successfully restructure or refinance our debt could cause us to default on our debt obligations and would impair our liquidity. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

Moreover, in the event of a default, the holders of the applicable indebtedness could elect to declare all the funds borrowed to be due and payable. We cannot be certain that our assets or cash flows would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default.

The Company is subject to lawsuits that could divert its resources and result in the payment of significant damages and other remedies.

From time to time, the Company may be subject to litigation claims through the ordinary course of its business operations or otherwise, regarding, among other things, intellectual property rights matters, employment matters and tax matters. Litigation to defend the Company against claims by third parties, or to enforce any rights that the Company may have against third parties, may be necessary, which could result in substantial costs and diversion of the Company's resources, causing a material adverse effect on its business, financial condition and results of operations. Given the nature of the Company's business, it is, and may from time to time in the future be, party to various, and at times numerous, legal, administrative and regulatory inquiries, investigations, proceedings and claims that arise in the ordinary course of business, as well as potential class action lawsuits. Because the outcome of such legal matters is inherently uncertain, if one or more of such legal matters were to be resolved against the Company for amounts in excess of management's expectations or any applicable insurance coverage or indemnification right, the Company's results of operations and financial condition could be materially adversely affected. Any litigation to which the Company is a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or in payments of substantial monetary damages or fines, the posting of bonds requiring significant collateral, letters of credit or similar instruments, or the Company may decide to settle lawsuits on similarly unfavorable terms. Moreover, the Company cannot be sure that the remedies available to it at law or under contract, or the indemnification granted to it by sellers of acquired companies, will be sufficient in amount, scope or duration to fully or partially offset any such possible liabilities. Any of these factors, individually or in the aggregate, could have a material adverse effect on the Company's business, results of operations, cash flows or liquidity. In particular, see “Legal Proceedings" herein for a description of certain pending and ongoing legal proceedings.

The Company was engaged in litigation with Edwards Lifesciences CardiAQ LLC ("CardiAQ"), formerly known as CardiAQ Valve Technologies Inc. Litigation resulting from CardiAQ's claims has been costly and time-consuming and could divert the attention of management and key personnel from our business operations. We cannot assure that we will succeed in defending any of these claims and that further judgments will not be entered against us with respect to the litigation resulting from such claims. If we are unsuccessful in our defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant monetary damages that could exceed our resources and/or loss of intellectual property rights that could have a material adverse effect on the Company and its financial position.

Third parties may claim we are infringing their intellectual property or have misappropriated their trade secrets and we could suffer significant litigation or licensing expenses or be prevented from selling products.

We may be involved in substantial litigation regarding patent and other intellectual property and trade secret rights in the medical device industry. We may be subject to challenges by third parties regarding our intellectual property, including, among others, claims regarding validity, enforceability, scope and effective term. From time to time, we have been and may in the future be forced to defend against claims and legal actions alleging infringement of the intellectual property rights of others, and such intellectual property litigation is typically costly and time-consuming. In particular, see “Legal Proceedings" herein for a description of certain pending and ongoing legal proceedings. Adverse determinations in any such litigation could result in significant liabilities to third parties or injunctions, or could require us to seek licenses from third parties and, if such licenses are not available on commercially reasonable terms, prevent us from manufacturing, selling or using certain products, any one of which could have a material adverse effect on us. In addition, some licenses may be non-exclusive, which could provide our competitors access to the same technologies.

Third parties could also obtain patents that may require us to either redesign products or, if possible, negotiate licenses from such third parties. Such licenses may materially increase our expenses. If we are unable to redesign products or obtain a license, we might have to exit a particular product offering.

The success of our business depends in part on our ability to obtain and maintain intellectual property protection for our technology and know-how, and operate without infringing the intellectual property rights of other companies. It is possible that as a result of future litigation our products currently marketed or under development may be found to infringe or otherwise violate third party intellectual property rights. Intellectual property litigation proceedings, if instituted against us, could result in substantial costs, inability to market our products including the Tiara, loss of our proprietary rights and diversion of our management's and technical team's attention and resources.

Our inability to protect our intellectual property could have a material adverse effect on our business.

Our success and competitive position are dependent in part upon our proprietary intellectual property. We rely on a combination of patents and trade secrets to protect our proprietary intellectual property, and we expect to continue to do so. Although we seek to protect our proprietary rights through a variety of means, we cannot guarantee that the protective steps we have taken are adequate to protect these rights. Patents issued to or licensed by us in the past or in the future may be challenged and held invalid. The scope of our patent claims also may vary between countries, as individual countries have distinctive patent laws. In addition, as our patents expire, we may be unsuccessful in extending their protection through patent term extensions. The expiration of, or the failure to maintain or extend our patents, could have a material adverse effect on us.

We also rely on confidentiality agreements with certain employees, consultants and other third parties to protect, in part, trade secrets and other proprietary information. These agreements could be breached and we may not have adequate remedies for such a breach. In addition, others could independently develop substantially equivalent proprietary information or gain access to our trade secrets or proprietary information.

We may spend significant resources to enforce our intellectual property rights and such enforcement could result in litigation. Intellectual property litigation is complex and can be expensive and time-consuming. However, our efforts in this regard may not be successful. We also may not be able to detect infringement. In addition, competitors may design around our technology or develop competing technologies. Patent litigation can result in substantial cost and diversion of effort. Intellectual property protection may also be unavailable or limited in some foreign countries, enabling our competitors to capture increased market position. The invalidation of key intellectual property rights or an unsuccessful outcome in lawsuits filed to protect our intellectual property could have a material adverse effect on our financial condition, results of operations or prospects.

Our products are continually the subject of clinical trials conducted by us, our competitors, or other third parties, the results of which may be unfavorable, or perceived as unfavorable, and could have a material adverse effect on our business, financial condition, and results of operations.

The regulatory approval process for new products and new indications for existing products requires extensive clinical trials and procedures, including early clinical experiences and regulatory studies. Unfavorable or inconsistent clinical data from current or future clinical trials or procedures conducted by us, our competitors, or third parties, or perceptions regarding this clinical data, could adversely affect our ability to obtain necessary approvals and the market's view of our future prospects. Such clinical trials and procedures are inherently uncertain and there can be no assurance that these trials or procedures will be completed in a timely or cost-effective manner or result in a commercially viable product. Failure to successfully complete these trials or procedures in a timely and cost-effective manner could have a material adverse effect on our prospects. Clinical trials or procedures may experience significant setbacks even after earlier trials have shown promising results. Further, preliminary results from clinical trials or procedures may be contradicted by subsequent clinical analysis. In addition, results from our clinical trials or procedures may not be supported by actual long-term studies or clinical experience. If preliminary clinical results are later contradicted, or if initial results cannot be supported by actual long-term studies or clinical experience, our business could be adversely affected. Clinical trials or procedures may be suspended or terminated by us or regulatory authorities at any time if it is believed that the trial participants face unacceptable health risks.

A number of companies in the medical device industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, the Company may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between the Company and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of regulatory approval of one or more of our product candidates.

We have a history of significant losses and a significant accumulated deficit.

We may incur losses in the future and our losses may increase. We have incurred net losses in each fiscal year since inception. In the year ended December 31, 2022, we had a net loss of $41,204,418 and at December 31, 2022, we had an accumulated deficit of $463,192,850. We have increased our research and development expenses in recent periods and we plan further increases in the future as cash flows allow. The planned increases in research and development expenses may result in larger losses in future periods. As a result, we will need to generate significantly greater revenues than we have to date to achieve and maintain profitability. There can be no assurance that revenues will increase. Our business strategies may not be successful and we may not be profitable in any future period. Our operating results have varied in the past and they may continue to fluctuate in the future. In addition, our operating results may not follow any past trends.

We are subject to the risks associated with product liability claims, insurance and recalls.

Prior to patient use, our products undergo extensive clinical testing and are approved by the applicable regulatory authorities. However, despite all reasonable efforts to ensure safety, it is possible that we or our partners may sell products which are defectively manufactured or labeled, contain defective components or are misused. Our products may also fail to meet patient expectations or produce harmful side effects. Such unexpected quality, safety or efficacy issues may be caused by a number of factors, including manufacturing defects, failure to adhere to good clinical practices, failure to adhere to good manufacturing practices, non-compliance with clinical protocols or the presence of other harmful conditions in a clinical trial, inadequacies of product-related information conveyed to physicians or patients, or other factors or circumstances unique to the patient. Whether or not scientifically justified, such unexpected safety or efficacy concerns can arise and may lead to product recalls, loss of or delays in market acceptance, market withdrawals, or declining sales, as well as product liability, consumer fraud and/or other claims. Additionally, we may be exposed to product liability claims from patients in clinical trials. Such liability might result from claims made directly by consumers or by medical device companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims, even if unsupported, or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Substantial damage awards and/or settlements have been handed down — notably in the United States and other common law jurisdictions — against medical device companies based on claims for injuries allegedly caused by the use of their products. Although our shareholders would not have personal liability for such damages, the expenses of litigation or settlements, or both, in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us and on the price of our Common Shares. In addition, we may not be able to avoid significant product liability exposure even if we take appropriate precautions, including maintaining product liability coverage (subject to deductibles and maximum payouts). Any liability that we may have as a result could have a material adverse effect on our business, financial condition and results of operations, to the extent insurance coverage for such liability is not available. Product liability claims in the future, regardless of their ultimate outcome, could have a material adverse effect on our reputation and on our ability to attract and retain customers for our products.

Use of our products in unapproved circumstances could expose us to liabilities.

The marketing approval from the FDA and other regulators of certain of our products are, or are expected to be, limited to specific indications. We are prohibited by law from marketing or promoting any unapproved use of our products. Physicians, however, in most jurisdictions, can use these products in ways or circumstances other than those strictly within the scope of the regulatory approval. Although the product training we provide to physicians and other health care professionals is limited to approved uses or for clinical trials, no assurance can be given that claims might not be asserted against us if our products are used in ways or for procedures that are not approved.

We have substantial competition in the medical device industry and with respect to our products.

The medical device industry is highly competitive and is characterized by extensive research and development and rapid technological change. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of medical devices in the same therapeutic areas as we do. Due to the size of the cardiovascular market and the large unmet medical need for products that treat cardiovascular illnesses, a number of the world's largest medical device companies are developing, or could potentially develop, products that could compete with ours.

Many of the companies developing competing technologies and products may have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ours. There is a risk that one or more of our competitors may develop more effective or more affordable products than us and that such competitors will commercialize products that will render our medical devices obsolete. We face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent positions of others. In addition, these companies and institutions also compete with us in recruiting and retaining qualified personnel. If we fail to develop new products or enhance our existing products in the face of such strong competition, such competition could have a material adverse effect on our business, financial condition or results of operations.

Our approved products may not achieve or maintain expected levels of market acceptance, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our securities to decline.

Even if we are able to obtain regulatory approvals for our products, the success of those products is dependent upon achieving and maintaining market acceptance. New medical devices that appear promising in development may fail to reach the market or may have only limited or no commercial success. Levels of market acceptance for our products could be impacted by several factors, many of which are not within our control, including but not limited to:

●	safety, efficacy, convenience and cost-effectiveness of our products compared to products of our competitors;

●	scope of approved uses and marketing approval; timing of market approvals and market entry;

●	difficulty in, or excessive costs to, manufacture; infringement or alleged infringement of the patents or intellectual property rights of others;

●	availability of alternative products from our competitors;

●	acceptance of the price of our products; and

●	ability to market our products effectively at the retail level.

In addition, the success of any new product will depend on our ability to either successfully build our in-house sales capabilities or to secure new, or to realize the benefits of existing arrangements with, third-party marketing or distribution partners. Seeking out, evaluating and negotiating marketing or distribution agreements may involve the commitment of substantial time and effort and may not ultimately result in an agreement. In addition, the third-party marketing or distribution partners may not be as successful in promoting our products as we had anticipated. If we are unable to commercialize new products successfully, whether through a failure to achieve market acceptance, a failure to build our own in-house sales capabilities, a failure to secure new marketing partners or to realize the benefits of our arrangements with existing marketing partners, there may be a material adverse effect on our business, financial condition and results of operations and it could cause the market value of our securities to decline.

In addition, by the time any products are ready to be commercialized, the proposed market for these products may have changed. Our estimates of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients. Our failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition, and results of operations.

If we are not able to convince public payors and hospitals to include our products on their approved product lists, our revenues may not meet expectations and our business, results of operations and financial condition may be adversely affected.

The direct cost of implanting or using our medical devices is seldom paid by individual patients. Successful commercialization of such devices will depend largely upon the availability of reimbursement for the surgery and medical costs associated with the product from third-party payors. We expect that our products will be purchased by health-care providers, clinics, and hospitals that will subsequently bill various third-party payors such as government programs and private insurance plans. These expectant payors carefully review and increasingly challenge the prices charged for medical devices and services. Provincial government sponsored health programs in Canada and similar programs in the United States reimburse hospitals a pre-determined fixed amount for the costs associated with a particular procedure based on the patient's discharge diagnosis and similarly reimburse the surgeon or physician based on the procedure performed, without taking into consideration the actual costs incurred by either party or the actual cost of the device. New products are being scrutinized increasingly with respect to whether or not they will be covered by the various health plans and at what level of reimbursement. Third-party payors may determine that our products are unnecessary, not cost-effective, too experimental, or are primarily intended for non-approved indications.

Our business may be materially adversely affected by new legislation, new regulatory requirements, and the continuing efforts of governmental and third-party payors to contain or reduce the costs of healthcare through various means, including the U.S. healthcare reform legislation signed in 2010.

The government and regulatory authorities in Canada, the United States, Europe and other markets in which we sell our products may propose and adopt new legislation and regulatory requirements relating to medical product approval criteria and manufacturing requirements. Such legislation or regulatory requirements, or the failure to comply with such, could adversely impact our operations and could have a material adverse effect on our business, financial condition and results of operations.

The growth of overall healthcare costs as a percentage of gross domestic product in many countries means that governments and payors are under intense pressure to control healthcare spending even more tightly. These pressures are particularly strong given the ongoing effects of the global economic and financial crisis, including the continuing debt crisis in certain countries in Europe, and the risk of a similar crisis in the United States. As a result, our businesses and the healthcare industry in general are operating in an ever more challenging environment with very significant pricing pressures. In recent years, national, federal, provincial, state, and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price-based reforms to the healthcare systems in the European Union, the United States and other countries. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject pricing to government control. Furthermore, in certain foreign markets, the pricing or profitability of healthcare products is subject to government controls and other measures that have been prepared by legislators and government officials. While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our existing and potential products.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”) was enacted. The ACA imposed new taxes on medical device makers in the form of a 2.3% excise tax on all U.S. medical device sales. In 2015, U.S. Congress (“Congress”) imposed a 2-year moratorium on this medical device tax, so that medical device sales during the period between January 1, 2016 and December 31, 2017 are exempt from the tax. New legislation was passed in January 2018 that delayed the tax until January 1, 2020, and the tax was repealed in December 2019 pursuant to the Further Consolidated Appropriations Act. The device tax, if reinstated, could materially and adversely affect our business, cash flows and results of operations. The ACA also focuses on a number of Medicare provisions aimed at improving quality and decreasing costs. It is uncertain at this point what negative unintended consequences these provisions will have on patient access to new technologies. The Medicare provisions include value-based payment programs, increased funding of comparative effectiveness research, reduced hospital payments for avoidable readmissions and hospital acquired conditions, and pilot programs to evaluate alternative payment methodologies that promote care coordination (such as bundled physician and hospital payments). Additionally, the ACA includes a reduction in the annual rate of inflation for Medicare payments to hospitals and the establishment of an independent payment advisory board to recommend ways of reducing the rate of growth in Medicare spending. Other legislative changes have been proposed and adopted since the ACA was enacted. These changes included an aggregate reduction in Medicare payments to providers of up to 2% per fiscal year, which went into effect on April 1, 2013 and will remain in effect through 2025 unless additional Congressional action is taken. In addition, the Medicare Access and CHIP Reauthorization Act of 2015, enacted on April 16, 2015, repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments that began in 2019, which are based on various performance measures and physicians' participation in alternative payment models such as accountable care organizations. Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control product pricing, including price or patient reimbursement constraints and discounts, and require marketing cost disclosure and transparency measures. There have also been judicial, executive branch and congressional challenges to the ACA. For example, the former U.S. President signed Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. The former U.S. administration also discontinued the payment of cost-sharing reduction payments to insurance companies in 2017, although insurers have brought judicial challenges against this decision that have been successful, in part. In addition, CMS under the former U.S. administration proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Because of the Tax Cuts and Jobs Act enacted on December 22, 2017, the ACA’s individual mandate penalty for not having health insurance coverage was repealed on January 1, 2019. Further, each chamber of Congress has put forth multiple bills designed to repeal or repeal and replace portions of the ACA. Although the majority of these measures have not been enacted by Congress to date, Congress will likely continue to consider other legislation to repeal or repeal and replace elements of the ACA, and the new U.S. administration has indicated that it will pursue additional measures to control healthcare costs. Also, in addition to other judicial challenges to the ACA, the Supreme Court of the United States (“U.S. Supreme Court”) heard arguments in November 2020 on a December 2019 ruling in the U.S. Court of Appeals for the Fifth Circuit finding the individual mandate of the ACA to be unconstitutional, and a decision is expected during the current U.S. Supreme Court term in 2021. Any regulatory or legislative developments in domestic or foreign markets that eliminate or reduce reimbursement rates for procedures performed with our products could harm our ability to sell our products or cause downward pressure on the prices of our products, either of which would adversely affect our business, financial condition and results of operations.

Our industry is the subject of numerous governmental investigations into marketing and other business practices. These investigations could result in the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations.

Our industry is the subject of numerous governmental investigations into marketing and other business practices. This has included increased regulation, enforcement, inspections, and governmental investigations of the medical device industry and disclosure of financial relationships with health care professionals. In the United States, the laws in which we are subject to include:

●	the federal Anti-Kickback Statute is a criminal statute that prohibits, among other things, soliciting, receiving, offering or providing remuneration intended to induce the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare or Medicaid programs. This statute has been interpreted broadly to apply to a number of practices by manufacturers in the medical device industry, manufacturer marketing practices, educational programs, pricing policies and relationships with healthcare providers. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation;

●	federal civil and criminal false claims laws and civil monetary penalty laws, including civil whistleblower or qui tam actions that prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment or approval to the federal government that are false or fraudulent, knowingly making a false statement material to an obligation to pay or transmit money or property to the federal government or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay or transmit money or property to the federal government. The government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims statutes;

●	the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), and its implementing regulations, which created federal criminal laws that prohibit, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of individually identifiable health information;

●	federal "sunshine" requirements imposed by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, on device manufacturers regarding any "transfer of value" made or distributed to physicians and teaching hospitals; and

●	state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require device companies to comply with the industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of certain health information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, it is possible that some of our business activities, including certain sales and marketing practices and financial arrangements with physicians, could be subject to challenge under one or more of such laws. Any action against us, even if we successfully defend against it, could result in the commencement of civil and/or criminal proceedings, exclusion from governmental health care programs, substantial fines, penalties, and/or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations. We anticipate that the government will continue to scrutinize our industry closely, and that additional regulation by governmental authorities, both foreign and domestic, may increase compliance costs, exposure to litigation and other adverse effects to our operations.

Our products are subject to extensive regulation, which can be costly and time consuming, cause unanticipated delays, or prevent the receipt of the required approvals to commercialize products.

The pre-clinical and clinical trials of any products developed by us and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to rigorous regulation by federal, provincial, state and local governmental authorities. Our medical devices are principally regulated in the United States by the FDA, in Canada by the Health Canada (particularly, the Therapeutic Products Directorate), in the European Union by the European Medicines Agency ("EMA"), and by other similar regulatory authorities in other jurisdictions. Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Following several widely publicized issues in recent years, the FDA and similar regulatory authorities in other jurisdictions have become increasingly focused on product safety. This development has led to, among other things, requests for more clinical trial data, for the inclusion of a significantly higher number of patients in clinical trials and for more detailed analysis of trial results. Consequently, the process of obtaining regulatory approvals, particularly from the FDA, has become more costly, time consuming and challenging than in the past. Any product developed by us or our future collaborative partners, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.

Any of our products that receive regulatory approval could be subject to extensive post-market regulation that can affect sales, marketing and profitability.

With respect to any products for which we obtain regulatory approval, we will be subject to post-marketing regulatory obligations, including the requirements by the FDA, EMA and similar agencies in other jurisdictions to maintain records regarding product safety and to report to regulatory authorities serious or unexpected adverse events. The occurrence of unanticipated serious adverse events or other safety problems could cause the governing agencies to impose significant restrictions on the indicated uses for which the product may be marketed, impose other restrictions on the distribution or sale of the product or require potentially costly post-approval studies. In addition, post-market discovery of previously unknown safety problems or increased severity or significance of a pre-existing safety signal could result in withdrawal of the product from the market and product recalls. Compliance with extensive post-marketing record keeping and reporting requirements requires a significant commitment of time and funds, which may limit our ability to successfully commercialize approved products.

Our industry is subject to health and safety risks.

We produce products for human implantation and use. While we take substantial precautions such as laboratory and clinical testing, clinical studies, quality control and assurance testing and controlled production methods, the associated health and safety risks cannot be eliminated. Our products may be found to be, or to contain substances that are harmful to the health of our patients and customers and which, in extreme cases, may cause serious health conditions or death. This sort of finding may expose us to substantial risk of litigation and liability.

Further, we could be forced to discontinue production of certain products, which would harm our profitability. Neovasc maintains product liability insurance coverage; however, there is no guarantee that our current coverage will be sufficient or that we can secure insurance coverage in the future at commercially viable rates or with the appropriate limits.

We may face risks associated with our manufacturing operations.

Manufacturing operations are subject to numerous unanticipated technological problems and delays. Our manufacturing processes, products and their various components are, and will be, subject to regulations specified by the various regulatory bodies such as Health Canada and the FDA. There can be no assurance that we will be able to comply with all stated manufacturing regulations. Failure or delay by the Company to comply with such regulations or to satisfy regulatory inspections could have an adverse effect on the Company's business and operations.

Additionally, two critical components of the Reducer are not readily available. The balloon portion of the delivery system is technically challenging to manufacture and the Reducer device, while a basic technology, must be manufactured in Israel due to restrictions on the transfer of intellectual property and manufacturing out of Israel stemming from certain research grants received by Neovasc Medical Ltd. prior to the acquisition in July 2008.

Use of our products may increase the risk of animal disease.

Our critical raw material used in most of our customers' devices is animal derived pericardial tissue. As this raw material is derived from an animal, it is subject to many inconsistencies and potential risks. The most notable risk is the disease Bovine Spongiform Encephalopathy ("BSE"), also known as mad cow disease which can arise from bovine tissue. Although the tissue originates from the United States where strict controls are in place to prevent diseased animals from being processed, it cannot be assured that the livestock in the United States will remain free from BSE. There is also no assurance that our supplier will regularly deliver tissue with the specifications required to manufacture its products.

The manufacture of our products is highly regulated and complex and we may experience supply interruptions that could harm our ability to manufacture products.

We use a broad range of raw and organic materials and other items in the design and manufacture of our products. Our products are manufactured from treated natural animal tissue and man-made materials. Our non-implantable products are manufactured from man-made raw materials including resins, chemicals, electronics and metals. We purchase certain of the materials and components used in the manufacture of our products from external suppliers, and we purchase certain supplies from single sources for reasons of quality assurance, cost-effectiveness, availability or constraints resulting from regulatory requirements. General economic conditions could adversely affect the financial viability of our suppliers, resulting in their inability to provide materials and components used in the manufacture of our products. While we work closely with suppliers to monitor their financial viability and to assure continuity of supply and maintain high quality and reliability, these efforts may not be successful. In addition, due to the rigorous regulations and requirements of regulatory authorities regarding the manufacture of our products (including the need for approval of any change in supply arrangements), we may have difficulty establishing additional or replacement sources on a timely basis or at all if the need arises. Although alternative supplier options are considered and identified, we typically do not pursue regulatory qualification of alternative sources due to the strength of our existing supplier relationships and the time and expense associated with the regulatory validation process. A change in suppliers could require significant effort or investment in circumstances where the items supplied are integral to product performance or incorporate unique technology, and the loss of any existing supply contract could have a material adverse effect on us.

In particular, the Tiara valve is made up of two major components: the leaflets and skirt, which are made from the Peripatch and the nitinol frame, which is manufactured by a well-established specialty manufacturer in the medical device industry. However, if this supplier were unable to provide the nitinol frame in the future, it would seriously impact the further development of the Tiara.

Regulatory agencies from time to time have limited or banned the use of certain materials used in the manufacture of medical device products. In these circumstances, transition periods typically provide time to arrange for alternative materials.

We are dependent on limited products for substantially all of our current revenues. If the volume or price of these products decline or the costs of related manufacturing, distribution or marketing increase, it could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our securities to decline.

Sales of a limited number of our products represent substantially all of our current revenues. If the volume or pricing of our existing significant products decline in the future, or our cost to manufacture, distribute our existing significant products increase in the future, our market our business, financial condition and results of operations could be materially adversely affected and this could cause the market value of our securities to decline. In addition, if these products were to become subject to any other issues, such as material adverse changes in prescription growth rates, unexpected side effects, regulatory proceedings, material product liability litigation, publicity affecting doctor or patient confidence or pressure from competitive products, the adverse impact on our business, financial condition, results of operations and the market value of our securities could be significant.

We may face exposure to adverse movements in foreign currency exchange rates.

Our business has expanded internationally and as a result, a significant portion of our revenues, expenses, current assets and current liabilities are preliminary denominated in U.S. dollars, Euros and other foreign currencies. Up until September 30, 2017, the functional currency of Neovasc and its subsidiaries was the Canadian dollar and the presentation currency of our financial statements was U.S. dollars. A decrease in the value of such foreign currencies relative to the Canadian dollar could result in losses in revenues from currency exchange rate fluctuations. To date, we have not hedged against risks associated with foreign exchange rate exposure. Effective on October 1, 2017, the functional and reporting currency of Neovasc and its subsidiaries is the U.S. dollar. We continue not to hedge against risks associated with foreign exchange rate exposure.

If we were to lose our foreign private issuer status under U.S. federal securities laws, we would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended, we are exempt from certain of the provisions of the U.S. federal securities laws. For example, the U.S. proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. However, if we were to lose our status as a foreign private issuer, these regulations would immediately apply and we would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 40-F, 20-F and 6-K. Compliance with these additional disclosure and timing requirements under these securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future.

We may be a passive foreign investment company, which could result in material adverse tax consequences for investors in our common shares who are subject to U.S. federal income tax.

A foreign corporation is classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of its gross income for such year is “passive income” as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”) or (ii) 50% or more of the value of its assets, determined on the basis of a quarterly average, during such year is attributable to assets that produce or are held for the production of passive income. We believe that we may have been classified as a PFIC in the taxable year ended December 31, 2022. It is possible that we could be continue to be classified as a PFIC for the current and future taxable years, although our status as a PFIC in any taxable year requires a factual determination that can only be made annually after the close of each taxable year. Further, the determination is based in part on the mix, use and value of our assets, which values may be treated as changing for U.S. federal income tax purposes as our market capitalization changes. Therefore, there can be no assurance as to whether we will be classified as a PFIC for the current taxable year or for any future taxable year. If we are treated as a PFIC for any taxable year during which an investor that is a U.S. person holds our common shares, such investor may be subject to material adverse tax consequences upon a sale, exchange or other disposition of such common shares, or upon the receipt of distributions in respect of such common shares, unless certain elections are made. Investors should read “U.S. Federal Income Tax Considerations” for more information and consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.

Failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”), as well as the anti-bribery laws of the nations in which we conduct business (such as the United Kingdom's Bribery Act or the Corruption of Foreign Public Officials Act of Canada (the “CFPOA”)), could subject us to penalties and other adverse consequences.

Our business is subject to the FCPA which generally prohibits companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries. In addition, we are subject to other anti-bribery laws of the nations in which we conduct business that apply similar prohibitions as the FCPA (e.g., the United Kingdom's Bribery Act, the CFPOA and the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the FCPA or other anti-bribery laws that we may be subject to for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. All of these uncertainties are leading generally toward increasing insurance costs, which may adversely affect our business, results of operations and our ability to purchase any such insurance, at acceptable rates or at all, in the future.

We are dependent upon our key personnel to achieve our business objectives.

As a technology-driven company, intellectual input from key management and personnel is critical to achieve our business objectives. Consequently, our ability to retain these individuals and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among medical device companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. We do not maintain "key person" life insurance on any of our officers, employees, or consultants, and so any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition and results of operations.

We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategies. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, even though our collaborators are required to sign confidentiality agreements prior to working with us, they may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.

Incentive provisions for our key executives include the granting of stock options that vest over time, designed to encourage such individuals to stay with us. However, a low share price, whether as a result of disappointing progress in our sales or development programs or as a result of market conditions generally, could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package. If we are unable to attract and retain key personnel our business, financial conditions and results of operations may be adversely affected.

The continuing development of many of our products depends upon us maintaining strong relationships with physicians.

If we fail to maintain our working relationships with physicians, many of our products may not be developed and marketed in line with the needs and expectations of the professionals who use and support our products, which could cause a decline in our earnings and profitability. The research, development, marketing, and sales of our new and improved products is dependent upon our maintaining working relationships with physicians. We rely on these professionals to provide us with considerable knowledge and experience regarding the development, marketing, and sale of our products. Physicians assist us as researchers, marketing and product consultants, inventors, and public speakers. If we are unable to maintain our strong relationships with these professionals and continue to receive their advice and input, the development and marketing of our products could suffer, which could have a material adverse effect on our consolidated earnings, financial condition, and/or cash flows.

A period of significant growth or significant decline can place a strain on management systems.

If we experience a period of significant growth or decline in the number of personnel, this could place a strain upon its management systems and resources. Our future will depend in part on the ability of its officers and other key employees to implement and improve its financial and management controls, reporting systems and procedures on a timely basis and to expand or contract, train and manage its employee workforce. There can be no assurance that we will be able to effectively manage such growth or contraction. Our failure to do so could have a material adverse effect upon our business, prospects, results of operation and financial condition.

Consolidation in the health care industry could have an adverse effect on our revenues and results of operations.

Many health care industry companies, including health care systems, are consolidating to create new companies with greater market power. Organizations such as group purchase organizations, independent delivery networks, and large single accounts such as the U.S. Veterans Administration, continue to consolidate purchasing decisions for many of our health care provider customers. As a result, transactions with customers are larger, more complex, and tend to involve more long-term contracts. The purchasing power of these larger customers has increased, and may continue to increase, causing downward pressure on product pricing. If we are not one of the providers selected by one of these organizations, we may be precluded from making sales to its members or participants. Even if we are one of the selected providers, we may be at a disadvantage relative to other selected providers that are able to offer volume discounts based on purchases of a broader range of medical equipment and supplies. Further, we may be required to commit to pricing that has a material adverse effect on our revenues and profit margins, business, financial condition and results of operations. We expect that market demand, governmental regulation, third-party reimbursement policies and societal pressures will continue to change the worldwide health care industry, resulting in further business consolidations and alliances, which may exert further downward pressure on the prices of our products and could adversely impact our business, financial condition, and results of operations.

We may or may not successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances, and such acquisitions could result in unforeseen operating difficulties and expenditures, require significant management resources and require significant charges.

As a part of our growth strategy, we regularly explore potential acquisitions of complementary businesses, technologies, services or products as well as potential strategic alliances or divestitures of assets or a sale of the Company. We may be unable to find suitable acquisition candidates or appropriate partners with which to form alliances. Even if we identify appropriate acquisition or alliance candidates, we may be unable to complete the acquisitions or alliances on favorable terms, if at all. Acquisition activities can be thwarted by overtures from competitors for the targeted candidates, government regulation and replacement product developments in our industry. In addition, the process of integrating an acquired business, technology, service or product into our existing operations could result in unforeseen difficulties and expenditures. Integration of an acquired company often requires significant expenditures as well as significant management resources that otherwise would be available for ongoing development of our other businesses. Moreover, we may not realize the anticipated financial or other benefits of an acquisition or alliance.

We may be required to take charges or write-downs in connection with acquisitions. In particular, acquisitions of businesses engaged in the development of new products may give rise to in-process research and development assets. To the extent that the value of these assets declines, we may be required to write down the value of the assets. Also, in connection with certain asset acquisitions, we may be required to take an immediate charge related to acquired in-process research and development. Either of these situations could result in substantial charges, which could adversely affect our results of operations.

Future acquisitions could also involve the issuance of equity securities, the incurrence of debt, contingent liabilities or amortization of expenses related to other intangible assets, any of which could adversely impact our financial condition or results of operations. In addition, equity or debt financing required for such acquisitions may not be available.

Any corporate transaction will be accompanied by certain risks including but not limited to:

●	exposure to unknown liabilities of acquired companies and the unknown issues with any associated technologies or research;

●	higher than anticipated acquisition costs and expenses;

●	exposure to other companies' shares that shareholders could receive as consideration for our shares in a corporate transaction;

●	the difficulty and expense of integrating operations, systems, and personnel of acquired companies;

●	disruption of our ongoing business;

●	inability to retain key customers, distributors, vendors and other business partners of the acquired company; and

●	diversion of management's time and attention.

We may not be able to successfully overcome these risks and other problems associated with acquisitions and this may adversely affect our business, financial condition or results of operations.

Conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers

Some or all of the Company’s directors and officers of the Company may act as directors and/or officers of other issuers and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the CBCA. If a conflict of interest arises at a meeting of the Company’s board of directors, any director in a conflict will be required to disclose their interest and abstain from voting on such matter.

Anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders.

Some of the provisions in our articles of incorporation and by-laws could delay or prevent a third party from acquiring us or replacing members of our board of directors, even if the acquisition or the replacements would be beneficial to our shareholders. Such provisions include the following:

●	shareholders cannot amend our articles of incorporation unless at least two-thirds of the shares entitled to vote approve the amendment; and

●	our board of directors can, without shareholder approval, issue preferred shares having any terms, conditions, rights and preferences that the board determines.

These provisions could also reduce the price that certain investors might be willing to pay for our securities and result in the market price for our securities, including the market price for our Common Shares, being lower than it would be without these provisions.

DIVIDEND POLICY

Neovasc has never declared or paid any dividends on its securities. Neovasc does not have any present intention to pay cash dividends on its Common Shares and it does not anticipate paying any cash dividends on its Common Shares in the foreseeable future. Neovasc currently intends to invest its future earnings, if any, to fund its growth. However, any future determination as to the declaration and payment of dividends will be at the discretion of Neovasc’s board of directors and will depend on its financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors its board of directors may deem relevant.

DESCRIPTION OF CAPITAL STRUCTURE AND MARKET FOR SECURITIES

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value. As of March 31, 2023, there were 2,783,553 Common Shares issued and outstanding, 1,215,355 Common Shares issuable upon exercise of the outstanding 2020, 2021, 137,983 Common Shares issuable upon exercise of the outstanding Broker Warrants, 552,371 Common Shares issuance upon conversion of the 2022 Convertible Notes, 348,035 Common Shares issuable upon exercise of outstanding stock options and 83,855 Common Shares issuable upon the vesting of RSUs.

Taking into account the total number of warrants and principal amount of the notes remaining outstanding and assuming full exercise of the outstanding warrants and conversion of the notes, the maximum number of Common Shares issuable would be 5,121,152 representing approximately 184% of Neovasc’s current issued and outstanding number of Common Shares.

The Common Shares all have equal voting rights and are entitled to receive notice of any shareholders meeting at which they have the right to vote. Subject to the rights of any other class of shares, upon any liquidation, dissolution, winding-up or other distribution of the Company’s assets, the holders of Common Shares are entitled to participate equally.

Preferred Shares

The Company is also authorized to issue an unlimited number of preferred shares, which do not have voting rights and are not entitled to receive notice of any shareholders’ meetings. Upon liquidation, dissolution, winding-up or other distribution of the Company’s assets, the holders of preferred shares are entitled to participate in priority to the holders of Common Shares. The preferred shares may be issued in series and the Company’s board of directors may attach special rights, privileges, restrictions or conditions to any preferred shares. There were no preferred shares issued and outstanding as of the date of this AIF.

2022 Note

On March 23, 2022, pursuant to a Restated Securities Purchase Agreement with SMG, on a private placement basis, the Company issued an amended and restated convertible note (the “2022 Note”). The 2022 Note was issued in an aggregate principal amount of $13,000,000 and consolidates the amount owed by the Company under the 2019 Note and 2020 Note. The Company paid out in cash an additional amount of $290,961 that was owed under the 2019 and 2020 Notes. The 2022 Note has a Maturity Date of December 31, 2025 and bears interest at a rate of 9% per annum, compounded quarterly, a portion of which is payable in cash at the end of June and December annually and the rest due on the Maturity Date. The 2022 Note is convertible into Common Shares at a price of $25.00 per Common Share for up to 626,967 Common Shares comprised of the principal amount and accrued and unpaid interest. The 2022 Note is subject to a four month and one day hold period.

February 2021 Warrants

In connection with the February 2021 Offering, the Company issued 720,000 warrants (the “February 2021 Warrants”) in certificated form. Each whole February 2021 Warrant entitles the holder to acquire, subject to adjustment as summarized below, one Common Share at an exercise price of $57.50 per share on or prior to 5:00 p.m. (New York time) on the 60 months following issuance of the February 2021 Warrants, after which time the February 2021 Warrant will be void and of no value. The February 2021 Warrants are in the same form as the June 2020 Warrants (as defined below).

As of March 31, 2023, there are 719,998 February 2021 Warrants outstanding, on a post-consolidation basis.

February 2021 Compensation Warrants

In connection with the February 2021 Offering, the Company issued 93,600 warrants (the “February 2021 Compensation Warrants”) at an exercise price of $62.50 per Common Share (equal to 125% of the public offering price for the February 2021 Units sold in this February 2021 Offering). The February 2021 Compensation Warrants are exercisable immediately for a period of 5 years from February 10, 2021 and are in the same form as the February 2021 Warrants issued to the investors, except as otherwise required by the Financial Industry Regulatory Authority (“FINRA”).

As of March 31, 2023, there are 93,600 February 2021 Compensation Warrants outstanding, on a post-consolidation basis.

December 2020 Warrants

In connection with the December 2020 Offering, the Company issued 249,232 warrants (the “December 2020 Warrants”) in certificated form. Each whole December 2020 Warrant entitles the holder to acquire, subject to adjustment as summarized below, one Common Share at an exercise price of $21.40 per share on or prior to 5:00 p.m. (New York time) on the 66 months following issuance of the December 2020 Warrants, after which time the December 2020 Warrant will be void and of no value. The December 2020 Warrants are in the same form as the June 2020 Warrants (as defined below).

As of March 31, 2023, there are 165,928 December 2020 Warrants outstanding, on a post-consolidation basis.

December 2020 Compensation Warrants

In connection with the December 2020 Offering, the Company issued 16,200 warrants (the “December 2020 Compensation Warrants”) at an exercise price of $30.63 per Common Share (equal to 125% of the public offering price for the December 2020 Units sold in this December 2020 Offering). The December 2020 Compensation Warrants are exercisable immediately for a period of 5 years from December 8, 2020 and are in the same form as the December 2020 Warrants issued to the investors, except as otherwise required by FINRA.

As of March 31, 2023, there are 16,199 December 2020 Compensation Warrants outstanding, on a post-consolidation basis.

August 2020 Prepayment Warrants

In connection with the August 2020 Prepayment, the Company issued 6,740 warrants (“the August 2020 Prepayment Warrants”) with an exercise price equal to $187.50 per Common Share for any such exercise prior to the second anniversary of the original closing date of May 16, 2019 (the “August Closing Date”), $212.50 per Common Share for any such exercise on or after the second anniversary of the August Closing Date but prior to the third anniversary of the August Closing Date, and $242.50 per Common Share on or after the third anniversary of the August Closing Date per Common Share until 4:30 p.m. (Vancouver Time) on May 16, 2023. The exercise price is subject to appropriate adjustment in the event of certain capital reorganization events including a reclassification of the Company’s Common Shares, a change in the Company’s Common Shares into other shares or securities, a subdivision or consolidation of the Company’s Common Shares.

As of March 31, 2023, there are 6,740 August 2020 Prepayment Warrants outstanding, on a post-consolidation basis.

August 2020 Warrants

In connection with the August 2020 Offering, the Company issued 135,983 warrants (the “August 2020 Warrants”) in certificated form. Each whole August 2020 Warrant entitles the holder to acquire, subject to adjustment as summarized below, one Common Share at an exercise price of $67.25 per share on or prior to 5:00 p.m. (New York time) on the fifth year following issuance of the August 2020 Warrant, after which time the August 2020 Warrant will be void and of no value. The Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to the Company a duly executed notice of exercise, thereby canceling all or a portion of such holder’s August 2020 Warrants. The August 2020 Warrants may be exercised on a “net” or “cashless” basis to the extent that the Company does not have an effective registration statement registering (or the related prospectus is not available) the shares issuable upon exercise of the August 2020 Warrants. The August 2020 Warrants are in the same form as the June 2020 Warrants (as defined below).

As of March 31, 2023, there are 130,977 August 2020 Warrants outstanding, on a post-consolidation basis.

August 2020 Broker Warrants

In connection with the August 2020 Offering, the Company issued 11,785 warrants (the “August 2020 Broker Warrants”) at an exercise price of $86.74 per Common Share (equal to 125% of the public offering price for the August 2020 Units sold in this August 2020 Offering). The August 2020 Broker Warrants are exercisable immediately for a period of 5 years from August 2020 and are in the same form as the June 2020 Warrants issued to the investors, except as otherwise required by FINRA. The August 2020 Broker Warrants were issued under the same terms as the June 2020 Warrants.

As of March 31, 2023, there are 11,783 August 2020 Broker Warrants outstanding, on a post-consolidation basis.

July 2020 Prepayment Warrants

In connection with the July 2020 Prepayment, the Company issued 19,271 July 2020 Prepayment Warrants with an exercise price equal to $187.50 per Common Share for any such exercise prior to the second anniversary of the original closing date of May 16, 2019 (the “July Closing Date”), $212.50 per Common Share for any such exercise on or after the second anniversary of the July Closing Date but prior to the third anniversary of the July Closing Date, and $242.50 per Common Share on or after the third anniversary of the July Closing Date per Common Share until 4:30 p.m. (Vancouver Time) on May 16, 2023. The exercise price is subject to appropriate adjustment in the event of certain capital reorganization events including a reclassification of the Company’s Common Shares, a change in the Company’s Common Shares into other shares or securities, a subdivision or consolidation of the Company’s Common Shares.

As of March 31, 2023, there are 19,271 July 2020 Prepayment Warrants outstanding, on a post-consolidation basis.

June 2020 Warrants

In connection with the June 2020 Offering, the Company issued 116,491 Warrants (the “June 2020 Warrants”) in certificated form. Each whole June 2020 Warrant entitles the holder to acquire, subject to adjustment as summarized below, one Common Share at an exercise price of $72.00 per share on or prior to 5:00 p.m. (New York time) on the fifth year following issuance of the June 2020 Warrant, after which time the June 2020 Warrants will be void and of no value. The Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to the Company a duly executed notice of exercise, thereby canceling all or a portion of such holder’s June 2020 Warrants. The June 2020 Warrants may be exercised on a “net” or “cashless” basis to the extent that the Company does not have an effective registration statement registering (or the related prospectus is not available) the shares issuable upon exercise of the June 2020 Warrant.

The form of certificate for the June 2020 Warrants (the “Warrant Certificate”) provide that the number of underlying shares and exercise price of the June 2020 Warrants are subject to adjustment in the event of certain share dividends or distributions or of a subdivision or consolidation of the Common Shares or similar events.

The Warrant Certificate also provide that, during the period in which the June 2020 Warrants are exercisable, it will give notice to holders of June 2020 Warrants of certain stated events, at least 20 days prior to the record date or effective date, as the case may be, of such events.

In connection with a Fundamental Transaction (as defined below), holders of the June 2020 Warrants have the right to receive, upon exercise, the same consideration as holders of Common Shares in respect of the Common Shares that would be issuable upon exercise of the June 2020 Warrants immediately prior to such Fundamental Transaction, in addition to any additional consideration receivable by holders of Common Shares in connection with such Fundamental Transaction. Holders of the June 2020 Warrants also have the option, within 30 days of the closing of a Fundamental Transaction, to require the Company (or its successor) to repurchase their June 2020 Warrants in cash or, if the Fundamental Transaction is not in the Company’s control, in the consideration received by other holders of Common Shares in respect of such Fundamental Transaction, at a value determined by using the Black-Scholes Option Pricing Model.

The Warrant Certificate also contain restrictions on the number of Common Shares that may be acquired by a holder of June 2020 Warrants upon any exercise of the June 2020 Warrants that would result in the holder and its affiliates holding in excess of 4.99% (or, at the election of the holder, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon exercise of such June 2020 Warrants, which beneficial ownership limitation may be increased or decreased up to 9.99% upon notice to us, provided that any increase in the beneficial ownership limitation shall not be effective until 61 days following notice to us. No fractional Common Shares is issuable upon the exercise of any June 2020 Warrants. Holders of June 2020 Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have, except as set forth in the June 2020 Warrants.

As of March 31, 2023, there are 116,489 June 2020 Warrants outstanding, on a post-consolidation basis.

June 2020 Broker Warrants

In connection with the June 2020 Offering, the Company issued 10,096 Warrants (the “June 2020 Broker Warrants”) at an exercise price of $92.93 per Common Share (equal to 125% of the public offering price for the June 2020 Units sold in this June 2020 Offering). The June 2020 Broker Warrants are exercisable immediately for a period of 5 years from June 12, 2020 and are in the same form as the June 2020 Warrants issued to the investors, except as otherwise required by FINRA. Pursuant to FINRA Rule 5110(g), the June 2020 Broker Warrants (as defined below) and any Common Shares issued upon the exercise of the June 2020 Broker Warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivate, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness of, or commencement of sales under, the June 2020 Offering, except the transfer of any security: (i) by operation of law or by reason of our reorganization; (ii) to any FINRA member firm participating in the June 2020 Offering and the officers or partners thereof, if all securities so transferred remain subject to this lock-up restriction for the remainder of the time period; (iii) if the aggregate amount of our securities held by the placement agent or related persons does not exceed 1% of the securities being offered in the June 2020 Offering; (iv) that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; or (v) issued upon the exercise or conversion of any security, if all securities remain subject to this lock-up restriction for the remainder of the time period.

As of March 31, 2023, there are 10,094 June 2020 Broker Warrants outstanding, on a post-consolidation basis.

May 2020 Warrants

In connection with the issuance of the 2020 Notes, 102,958 May 2020 Warrants were also issued on May 28, 2020 pursuant to the securities purchase agreement dated May 26, 2020. The May 2020 Warrants are exercisable at any time from four years after the date of issuance. The May 2020 Warrants will be exercisable, at the option of each holder. No fractional warrant shares will be issued in connection with the exercise of a May 2020 Warrant (the “May 2020 Warrant Shares”). Any entitlement to May 2020 Warrant Shares shall be rounded down to the nearest whole May 2020 Warrant Share. The holder will not have the right to exercise any portion of the May 2020 Warrant if the holder (together with any acting jointly or in concert with it, including its affiliates) would beneficially own or exercise control or direction over 9.99% of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the May 2020 Warrants. Each May 2020 Warrant represents the right to purchase one May 2020 Warrant Share at an exercise price equal to $65.85 per May 2020 Warrant Share, subject to adjustment. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Shares.

If, at the time a holder exercises its May 2020 Warrant, there is no effective registration statement covering the issuance of the shares underlying the May 2020 Warrant to the holder, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the May 2020 Warrant. The May 2020 Warrant holders are entitled to participate in any dividends or other distributions by the Company and the sale, by the Company, of any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the shareholders of the Common Shares as if they had exercised their May 2020 Warrant and were holders of the May 2020 Warrant Shares. In the event of a Fundamental Transaction and at the request of the holder of the May 2020 Warrant, the Company must purchase the May 2020 Warrant from such holder on the date of such request by paying to the holder cash in an amount equal to the value of the unexercised May 2020 Warrants according to the Black Scholes Option Pricing Model.

As of March 31, 2023, there are 25,956 May 2020 Warrants outstanding, on a post-consolidation basis.

May 2020 Settlement Warrants

In connection with the settlement agreement between the Company and certain investors (the “Settlors”) on May 26, 2020 (the “Settlement Agreement”), the Company issued warrants (the “Settlement Warrants”) to purchase up to 20,000 Common Shares (the “Settlement Warrant Shares”). The Settlement Warrants were issued to the Settlors pursuant to the Settlement Agreement, whereby the Settlors and the Company have agreed to a mutual release and certain rights and obligations as further set forth in the Settlement Agreement. The Settlement Warrants are exercisable beginning on the date of issuance, and at any time prior to 11:59 p.m. (New York time) on the date that is four years after the date of issuance. The Settlement Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice, thereby canceling all or a portion of the Settlement Warrant. No fractional Settlement Warrant Shares will be issued in connection with the exercise of a Settlement Warrant. Any entitlement to Settlement Warrant Shares shall be rounded down to the nearest whole Settlement Warrant Share. The holder will not have the right to exercise any portion of the Settlement Warrant if the holder (together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 9.99% of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Settlement Warrants. Each Settlement Warrant represents the right to purchase one Settlement Warrant Share at an exercise price equal to $65.85 per Settlement Warrant Share, subject to adjustment and as adjusted on December 10, 2020 to $50.63 and adjusted on February 10, 2021 to $45.55. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Shares. If the Company issues, sells, or is deemed to have issued or sold, any Common Shares for less than the exercise price of the Settlement Warrants, the exercise price of the Settlement Warrants will be reduced to an amount equal to a price determined in accordance with the dilutive issuance formula set out in the Settlement Warrant.

If, at the time a holder exercises its Settlement Warrant, there is no effective registration statement covering the issuance of the shares underlying the Settlement Warrant to the holder, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the Settlement Warrant. The Settlement Warrant holders are entitled to participate in any dividends or other distributions by the Company and the sale, by the Company, of any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the shareholders of the Common Shares as if they had exercised their Settlement Warrant and were holders of the Settlement Warrant Shares. In the event of a Fundamental Transaction and at the request of the holder of the Settlement Warrant, the Company must purchase the Settlement Warrant from such holder on the date of such request by paying to the holder cash in an amount equal to the value of the unexercised Settlement Warrants according to the Black Scholes Option Pricing Model.

The Settlement Agreement imposes the restrictions on the Settlement Warrants and Settlement Warrant Shares set forth below:

1.	Until August 12, 2020, the holder may not sell any of the Settlement Warrant Shares unless the aggregate market value of the Company’s public float of its outstanding equity shares is at least $75 million (as determined pursuant to Item I.C. of the General Instructions to Form F-10) for at least one full trading day prior to such date;

2.	Until August 19, 2020, the holder may not sell any of the Settlement Warrant Shares unless the Company’s market value of its listed securities is at least $35 million (as determined pursuant to Nasdaq Listing Rule 5810) (the “MVLS Requirement”) or the Company has received written confirmation from Nasdaq that the Company has regained compliance with the MVLS Requirement; and

3.	The holder may not, on any trading day, sell such amount of Settlement Warrant Shares that would exceed 10% of the total trading volume of the Company’s Common Shares on the immediately preceding trading day.

As of March 31, 2023, there are 19,996 Settlement Warrants outstanding, on a post-consolidation basis.

January 2020 Warrants

In connection with the January 2020 Financing, the Company issued 47,400 Series A Units and 49,660 Series B Units at a price of $103.38 per Series A Unit and $103.38 per Series B Unit. Each Series A Unit is comprised of (i) one Common Share and (ii) one Warrant (each, a “January 2020 Warrant”) Each Series B Unit is comprised of (i) one pre-funded January 2020 Warrant and (ii) one January 2020 Warrant.

The January 2020 Warrants entitle the holder to acquire, subject to certain adjustments, one Common Share at an exercise price of $103.38 per share on or prior to 5:00 p.m. (New York time) on January 6, 2024. The January 2020 Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to the Company a duly executed notice of exercise, thereby canceling all or a portion of the January 2020 Warrant holder’s January 2020 Warrants. The January 2020 Warrants may be exercised on a “net” or “cashless” basis to the extent that the Company does not have an effective registration statement registering (or the related prospectus is not available) the shares issuable upon exercise of the January 2020 Warrants.

In connection with certain specified mergers, sales, business combinations, recapitalizations or similar events (a “Fundamental Transaction”), holders of the January 2020 Warrants will have the right to receive, upon exercise, the same consideration as holders of Common Shares in respect of the Common Shares that would be issuable upon exercise of the January 2020 Warrants immediately prior to such Fundamental Transaction, in addition to any additional consideration receivable by holders of Common Shares in connection with such Fundamental Transaction.

Holders of the January 2020 Warrants will also have the option, within 30 days of the closing of a Fundamental Transaction, to require the Company (or its successor) to repurchase their January 2020 Warrants in cash or, if the Fundamental Transaction is not in the Company’s control, in the consideration received by other holders of Common Shares in respect of such Fundamental Transaction, at a value determined by using the Black-Scholes Option Pricing Model.

As of March 31, 2023, there are 10,000 January 2020 Warrants outstanding, on a post-consolidation basis.

2020 Broker Warrants

In connection with the January 2020 Financing, the Company issued Warrants (the “2020 Broker Warrants”) to purchase up to 6,309 Common Shares at an exercise price of $129.22 per Common Share to the underwriter in the January 2020 Financing. The 2020 Broker Warrants are exercisable immediately and for three years from their dates of issuance. Pursuant to FINRA Rule 5110(g), the 2020 Broker Warrants and any Common Shares issued upon the exercise of the 2020 Broker Warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivate, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness of, or commencement of sales under, the relevant January 2020 Financing pursuant to which such 2020 Broker Warrants were issued, except the transfer of any security: (i) by operation of law or by reason of our reorganization; (ii) to any FINRA member firm participating in such 2019 financing and the officers or partners thereof, if all securities so transferred remain subject to the Lock up restriction set forth below for the remainder of the time period; (iii) if the aggregate amount of our securities held by the underwriter in the relevant January 2020 Financing or related persons does not exceed 1% of the securities being offered in the relevant January 2020 Financing; (iv) that is beneficially owned on a pro rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; or (v) issued upon the exercise or conversion of any security, if all securities remain subject to the lock up restriction set forth below for the remainder of the time period.

As of March 31, 2023, there are 6,307 2020 Broker Warrants outstanding, on a post-consolidation basis.

Market for our Common Shares

Our Common Shares are listed under the trading symbol “NVCN” on the TSX in Canada and on the Nasdaq in the United States. Our Common Shares began trading on the TSX on June 23, 2014. The following table sets forth, for the most recently completed financial year, the reported high and low prices (in Canadian dollars) and volume traded on the TSX.

Month	High (C$)	Low (C$)	Total Volume
January 2022	16.00	12.75	14,227
February 2022	19.75	13.25	19,911
March 2022	15.75	12.00	16,629
April 2022	14.25	8.22	22,580
May 2022	9.20	6.06	19,010
June, 2022	7.91	6.00	7,866
July, 2022	9.45	7.65	7,874
August, 2022	10.20	8.41	13,473
September 2022	9.78	8.24	10,180
October 2022	9.12	8.81	3,109
November 2022	12.00	8.63	12,595
December 2022	22.90	10.80	33,708

Our Common Shares began trading on the Nasdaq on May 21, 2014. The following table sets forth, for the most recently completed financial year, the reported high and low prices (in U.S. dollars) and volume traded on the Nasdaq.

Month	High (US$)	Low (US$)	Total Volume
January 2022	12.50	9.825	35,134
February 2022	15.75	10.25	85,108
March 2022	12.675	9.295	26,842
April 2022	11.235	6.37	48,959
May 2022	6.96	4.68	71,289
June, 2022	6.315	4.585	49,519
July, 2022	7.40	5.72	36,603
August, 2022	7.99	6.82	54,325
September 2022	7.48	6.29	31,802
October 2022	6.81	6.47	28,428
November 2022	8.75	6.47	39,818
December 2022	16.86	7.76	116,868

PRIOR SALES

The following table sets forth information in respect of the Common Shares that we issued upon the exercise of options granted under our incentive stock option plan during the fiscal year ended December 31, 2022.

Exercise Date	Number of Common Shares	Exercise Price
August 16, 2022	375	$5.84
December 19, 2022	375	$5.84
December 29, 2022	375	$5.84
Total	1,125

The following table sets forth information in respect of options to acquire Common Shares that we granted under our incentive stock option plan during the fiscal year ended December 31, 2022.

Grant Date	Number of Options	Grant Price
June 6, 2022	75,650	$5.84
July 18, 2022	5,250	$5.95
September 19, 2022	10,250	$6.50
Total	91,150

The following table sets forth information in respect of the Common Shares that we issued upon the vesting of restricted share units (“RSUs”) granted under our restricted share unit plan during the fiscal year ended December 31, 2022.

Vesting Date	Number of Common Shares
January 22, 2022	1,336
February 20, 2022	2,382
March 16, 2022	19,200
June 13, 2022	10,882
June 24, 2022	3,154
August 18, 2022	3,000
August 24, 2022	107
October 5, 2022	3,000
October 12, 2022	668
December 6, 2022	2,038
Total	45,767

The following table sets forth information in respect of the RSUs that we granted under our restricted share unit plan during the fiscal year ended December 31, 2022.

Grant Date	Number of RSUs
June 6, 2022	43,500
October 5, 2022	15,000
Total	58,500

The following table sets forth information in respect of securities that we issued, other than on exercise of stock options and vesting of RSUs as set out above, during the fiscal year ended December 31, 2022.

Issuance Date	Type of Security	Number of Securities	Issue Price
June 6, 2022	Share appreciation rights	99,000	$5.84
March 23, 2022	2022 Note	-	$13,000,000

No other Common Shares, preferred shares, debt securities or warrants, or securities exchangeable or convertible into Common Shares, preferred shares, debt securities or warrants have been issued during the 2022 financial year.

ESCROWED SECURITIES

The Company does not have any escrowed securities or securities subject to contractual restrictions on transfer.

DIRECTORS AND OFFICERS

All directors hold office until the next annual general meeting of the Company’s shareholders or until they resign or are removed from office in accordance with the Company’s articles and the CBCA. Each director has formally consented to serve as a director with Neovasc.

Neovasc’s current directors and officers, their business background and principal occupations during the five preceding years and the periods during which each has served in their positions as directors or officers are as follows:

Fred Colen — President, Chief Executive Officer and Director

Fred Colen has over 40 years of experience in the medical device field spans product development, sales and marketing and executive management. Mr. Colen has held management positions with Neovasc since January 2018. Mr. Colen is a resident of Florida, United States.

Fred Colen has contributed to many significant turnarounds in his career, including the post-acquisition Guidant Company, which became the Cardiac Rhythm Management (“CRM”) division of Boston Scientific, a firm with which he held progressively senior executive roles over 11 years, including Chief Technology Officer from 2001-2008 and Member of the Executive Committee from 2001-2010. During his tenure at Boston Scientific, Mr. Colen is credited with numerous successes. As President of the company's CRM division up his team regained trust and confidence in the division's implantable pacemakers, leads, defibrillators and re-synchronization devices, increasing annual product revenue growth by over 10% in a flat U.S. market and growing global divisional operating income from below 10% to 25% of sales, exceeding the planned annual free cash flow goals. As Chief Technology Officer, he led the development and global commercial launch for the Company's first- and second-generation implantable drug-eluting coronary stents (the Taxus Express and Taxus Liberte), leading to global market leadership with incremental revenues of $2 billion annually. The Taxus Express market introduction is viewed as one of the most successful launches ever in the medical device industry.

Prior to joining Boston Scientific, Mr. Colen, in his role as Executive Vice President in the Pacesetter division, played a key role in the execution of St. Jude Medical's diversification strategy, which resulted in its evolution from a successful heart valve company to a broad-based medical device company with a highly successful cardiac rhythm management business. In addition to restructuring organizational processes, he introduced the "Fast Cycle Time" approach in R&D to reduce development cycle times and optimize timing of new product introductions and manufacturing processes. During this time period, St. Jude also achieved a sharp increase in European sales through business focus, additional sales capacity, and marketing campaigns.

Mr. Colen also served as the President and Chief Executive Officer of BeneChill, building its early stage business in Europe and developing its clinical, regulatory and marketing strategy for the U.S. market. He oversaw financing rounds E and F before the company was acquired by a Swedish firm that specializes in brain cooling.

Mr. Colen has also held a number of Board Directorships or Advisory roles, including Mölnlycke Healthcare, Biim Ultrasound, and is currently a director of Onward Medical (formally GTX Medical), (EuroNext: ONWD) . He served on the Board of Middle Peak Medical, a company developing a partial mitral valve replacement device, until its acquisition by Symetis, which in turn was acquired by Boston Scientific; The Middle Peak assets were spun out as Polares Medical.

Bill Little — Chief Operating Officer

On November 7, 2019, Bill Little was appointed Chief Operating Officer of the Company. Mr. Little is an accomplished global marketing executive with more than two decades of experience in the medical device and technology spaces, specializing in interventional cardiology and structural heart disease.

Mr. Little joined Neovasc after serving as Abbott Laboratories' (“Abbott”) Global Head of Customer and New Market Insights and Divisional Vice President of Global Marketing, where he led strategy for the company's $3B vascular business unit. He also led organizational integration during Abbott's $30B merger with St. Jude Medical, providing U.S. sales leadership for a 300-strong commercial field team. Prior to Abbott, Mr. Little was Vice President, Global Marketing at C.R. Bard, Inc. now part of Becton Dickinson, where he executed on a marketing strategy for the company's $600M peripheral vascular franchise, completing 12 new product launches that generated total revenue in excess of $100M annually. He also spent over 13 years at Boston Scientific in a variety of domestic and international commercial roles. Mr. Little holds a Bachelor of Science in business administration and marketing from the University of Colorado.

Chris Clark — Chief Financial Officer and Corporate Secretary

In April 2007, Mr. Clark was appointed Chief Financial Officer of the Company. Prior to that, Mr. Clark was Director of Finance of Mr. Lube Canada Inc. from 2005 to 2007. Mr. Clark was Director of Finance, One Person Health Services Inc. from 2004 to 2005. He is a resident of British Columbia, Canada.

Mr. Clark has over 25 years finance and accounting experience in public practice and in public and private companies, most recently focused in the medical device sector. He received his designation as a Chartered Accountant from the Institute of Chartered Accountants of England and Wales and articled with KPMG before moving to Canada in 1998. He has an honors degree in Economics from Swansea University and a post graduate diploma from Keble College, Oxford.

John Panton — Chief Quality Officer

John Panton has over 30 years of engineering experience spread over the Total Product Life Cycle, in small, medium and large organizations and across different industrial sectors; medical devices, semiconductor, oil and gas, telecommunications, consumer electronics and military avionics. In England, John held various engineering roles of increasing responsibility specializing in new product introduction; in R&D, product and process design and development, manufacturing engineering, process engineering and product engineering. In 2005, John started his Canadian career as a Quality professional, as the Quality Assurance Manager of a start-up company serving semiconductor Fortune 500 customers. He then moved to a Class 2 reusable medical device company initially as Quality and Regulatory Manager and then later to Global Director of Quality Systems, where he had responsibility for sites in Canada, the United States, Europe and Australia. John joined Neovasc in May 2015 as Director of Quality Systems and moved to VP of Quality in November, 2017 and then to Chief Quality Officer in May, 2020. John holds a Post Graduate Diploma in Microelectronics Technology and Applications from Middlesex University, and a Higher National Diploma in physics from Portsmouth Polytechnic.

Lisa Becker — Vice-President of Regulatory Affairs

Lisa Becker has more than 20 years of experience in medical device regulatory affairs. Her product and therapy experience has spanned medical devices from cardiac rhythm management to vascular support, pulmonary artery pressure monitoring, cardiac occluders, heart valves and most recently, structural heart products. Ms. Becker joined Neovasc to provide Regulatory leadership in Angina Therapies in July 2021, and brings deep regulatory experience in U.S. and international markets. Creative and collaborative regulatory strategies drive her regulatory approach with the best interest of patients always at the forefront. Ms. Becker earned her Bachelor of Science in Organizational Behavior with a General Engineering minor from the United States Air Force Academy. She served nearly ten years on active duty in the U.S. Air Force while obtaining her Master of Science as well. She considers her regulatory work as a continuation of her service to improving lives.

Sarah Gallagher — Vice-President of Regulatory Affairs

Sarah Gallagher joined Neovasc as the Vice President of Clinical Affairs in June of 2021, bringing with her 20 years of medical device clinical research experience. Prior to joining Neovasc, Ms. Gallagher held leadership roles at Medtronic in Interventional Pain, Neuromodulation, and Cardiac Rhythm Management and St. Jude Medical in Structural Heart. During her tenure she held roles with increasing responsibility in clinical research and clinical operations. She has developed and executed both pre and post-market clinical trials and supported regulatory approvals globally. Ms. Gallagher holds a Bachelor of Applied Arts in Exercise Science, a Bachelor of Arts in Psychology, from the University of Minnesota, and Master of Science in Technology Management from the University of St. Thomas.

Steven Rubin — Chairman of the Board and Director

Mr. Rubin is Chairman of the Board. He has served as Executive Vice President – Administration of OPKO since May 2007 and as a director of OPKO since February 2007. Mr. Rubin currently serves on the board of directors of Red Violet Inc. (NASDAQ:RDVT), a leading provider of information and analytical solutions, Cocrystal Pharma, Inc. (NASDAQ: COCP), a biotechnology company developing new treatments for viral diseases, Chromadex Corporation (NASDAQ: CDXC), an integrated, global nutraceutical company devoted to improving the way people age and Eloxx Pharmaceuticals, Inc. (NASDAQ:ELOX), a clinical stage company which discovers and develops next-generation biologics for the treatment of cancer and immunological diseases. Mr. Rubin previously served as a director of Dreams, Inc., a vertically integrated sports licensing and products company, Non-Invasive Monitoring Systems, Inc. (OTCBB:NIMU), a medical device company, Safestitch Medical, Inc. prior to its merger with TransEnterix, Inc., SciVac Therapeutics, Inc. prior to its merger with VBI Vaccines, Inc., Tiger X Medical, Inc. prior to its merger with BioCardia, Inc., and PROLOR Biotech, Inc., prior to its acquisition by OPKO in August 2013. Mr. Rubin was elected to the Company’s board of directors on July 1, 2008. He is a resident of the state of Florida, United States. Mr. Rubin is also a member of the Company’s Audit and Strategic Activities Committee and the Company’s Compensation Committee.

Paul Geyer — Director

Mr. Geyer resigned as President and Chief Executive Officer of the Company on July 1, 2008. Mr. Geyer has served on the Company's board of directors since November 2, 2000 and is a resident of British Columbia, Canada. In addition, Mr. Geyer is a member of the Company's Audit and Strategic Activities Committee and the Company’s Compensation Committee.

From June 2009 to March 2017, Mr. Geyer was Chairman and CEO of LightIntegra Technology Inc., a private medical device company focused on the development of the ThromboLux technology, used as a point of care device to determine platelet quality for blood transfusions.

Since March 2017, Mr. Geyer has been the Chief Executive Officer of Discovery Parks and Nimbus Synergies, focused on investment in the growth of Health Technology companies in BC. He is also an active angel investor and supporter of local technology and life sciences firms. Mr. Geyer is on the board of directors of several public private Health Technology companies. Mr. Geyer is also actively involved in BC Social Venture Partners and is on the Board of the Vancouver General Hospital Foundation and Junior Achievement BC. In April 2011, Mr. Geyer was awarded the LifeSciences BC Leadership Award.

Norman Radow — Director

On September 16, 2019, Norman Radow, Managing Partner at Strul, a leading investment firm, was appointed to the Company’s board of directors. In addition to his duties as a Managing Partner at Strul, Mr. Radow founded the RADCO Companies, an opportunistic real estate investment group specializing in the acquisition and repositioning of multifamily assets, in 1994. In 2006, RADCO became a nationally recognized workout company and then oversaw much of the Lehman bankruptcy estate residential portfolio from 2008 through 2010. In both 2017 and 2018, RADCO was named one of the fastest growing private companies in Atlanta by the Atlanta Business Chronicle, one of the fastest growing mid-market companies in the state of Georgia by the Association for Corporate Growth, and one of the fastest growing companies in the nation by Inc. 5000. In 2018, Norman was recognized as one of the Most Admired CEOs in the commercial real estate industry by the Atlanta Business Chronicle. Prior to founding RADCO, Mr. Radow practiced law. He was awarded a Juris Doctor by New York Law School in 1981 and currently serves on its board. Mr. Radow also received a Bachelor of Arts degree from SUNY Plattsburgh in 1978. Mr. Radow is a member of the Company's Governance and Nominating Committee.

Douglas Janzen — Director

Mr. Janzen has been involved in the life sciences industry for the past 20 years. He is currently the CEO of Northview Ventures, an entity which invests in, and provides strategic advisory services to, a number of technology companies predominately in the life sciences industry. Mr. Janzen has also been Chairman of Lexington Biosciences., a company listed on the TSXV, since January 2017. Most Recently, Mr. Janzen has taken the position of CEO of Aequus Pharmaceuticals Inc., which listed on the TSXV on March 17, 2015. Mr. Janzen was originally elected to the Company's board of directors on June 2, 2005 and is a resident of British Columbia, Canada. In addition, Mr. Janzen is a member of the Company's Audit and Strategic Activities and Compensation Committees.

Previously, he was President and CEO of Cardiome Pharma Corp. (Cardiome), a Nasdaq-listed drug development company that completed an C$800 million licensing deal with subsidiaries of Merck & Co. and saw its lead product approved in Europe in 2010. Prior to his involvement with Cardiome, Mr. Janzen was an investment banker with Cormark Securities Inc., a Toronto-based investment bank, acting as Managing Director of Life Sciences. Mr. Janzen is the past Chairman of Life Sciences British Columbia, has served as a director of Biotech Canada, and sits as a director on a number of public and private boards. Mr. Janzen is a past winner of Vancouver's "Top 40 under 40" award.

Alexei Marko — Director

Alexei Marko's almost 25 years of experience in the medical device field spans product development, sales and marketing and executive management. Mr. Marko held management positions with Neovasc's predecessor companies since 1999 and assumed the role of CEO in 2008 in conjunction with the company's expansion and restructuring. Mr. Marko was appointed to the Company's board of directors on June 12, 2003 and is a resident of British Columbia, Canada. Mr. Marko resigned from his position as Chief Executive Officer of Neovasc in January 2018. He is a member of the Company's Governance and Nominating Committee.

In October 2007, Mr. Marko was appointed President and Chief Operating Officer of Medical Ventures Corp. (“MEV”), a predecessor company. Previously, Mr. Marko was the Vice President and Chief Operating Officer and Vice President, Development and Engineering of MEV.

Mr. Marko is a listed inventor on a number of issued or pending patents related to medical technologies. He is also a registered professional engineer and sits on the board of directors for the Medical Device Development Centre in Vancouver. In 2005, he was named one of Business in Vancouver's "Top Forty Under 40" in recognition of his achievements.

Mr. Marko completed his B.A.Sc. (Hons) at Queen's University and M.A.Sc. in electrical engineering at the University of British Columbia, specializing in medical device development.

Director & Officer Ownership of Securities

The following table sets out details of the Company’s shares, options and warrants that are directly or indirectly held by directors and executive officers as at the date hereof:

Name	Shares Held(4)	Percentage of Outstanding Shares	Number of Options, RSUs and Warrants
Steven Rubin(1)(2)	1,816	0.07%	4,650 Options 1,654 RSUs
Paul Geyer(1)(2)(3)	20,270	0.73%	4,650 Options 1,654 RSUs
Doug Janzen(1)(2)	38,894	1.40%	4,650 Options 1,654 RSUs
Alexei Marko(3)	3,859	0.14%	4,650 Options 1,654 RSUs
Norman Radow(3)	2,752	0.10%	4,650 Options 1,588 RSUs
Fred Colen	20,472	0.74%	53,775 Options 20,850 RSUs
Bill Little	9,660	0.35%	27,050 Options 9,189 RSUs
Chris Clark	5,492	0.20%	26,820 Options 9,388 RSUs
John Panton	2,282	0.08%	13,650 Options 4,274RSUs
Lisa Becker	2,451	0.09%	17,250 Options 8,062 RSUs
Sarah Gallagher	1,458	0.05%	13,250 Options 5,062 RSUs
TOTAL	98,682	3.55%	179,695 Options 65,029 RSUs

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Governance and Nominating Committee

(4)	The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of Neovasc, has been furnished by each director and executive officer individually or from insider reports filed by the individuals and available at www.sedi.ca.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as disclosed below, no director or executive officer of the Company:

Cease Trade Orders and Bankruptcies

Except as noted below, no director or executive officer of the Company is, as of the date of this Annual Information Form, or has been, within the ten years prior to the date hereof, a director or chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to an order that was issued while the proposed director was acting as a director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or shareholder holding a sufficient number of securities to materially affect the control of the Company, is, at the date of this Annual Information Form, or has been within ten years before the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Aequus Pharmaceuticals Inc.

Mr. Janzen is Chief Executive Officer and Mr, Clark is a Director of Aequus Pharmaceuticals Inc.

Failure to file cease trade order

On May 9, 2022, Aequus Pharmaceuticals Inc (“Aequus”) was subject to a failure to file cease trade order ( “CTO”) issued by the British Columbia Securities Commission (“BCSC”) relating to a failure to file Aequus’ audited annual financial statements, annual management’s discussion and analysis and annual information form for the year ended December 31, 2021. (collectively, the “Annual Filings”). As a consequence of the CTO, the BCSC suspended trading of the Aequus’ securities. The Annual Filings were filed June 30, 2022, and the BCSC revoked the CTO on July 12, 2022 with trading resuming on July 14, 2022. The delayed filing of the 2021 Annual Disclosure resulted from delays in Aequus’ auditor’s obtaining information they needed from third parties, which delayed necessary audit procedures beyond annual filing deadlines.

Penalties and Sanctions

No director or executive officer of the Company, or shareholder holding a sufficient number of securities to materially affect the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a director.

Individual Bankruptcies

No director or executive officer of the Company, or shareholder holding a sufficient number of securities to materially affect the control of the Company, has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

CONFLICTS OF INTEREST

Some of the Company’s directors and officers are also directors and officers of other reporting companies. It is possible, therefore, that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies. All such conflicts are disclosed by them in accordance with the CBCA and they govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

In the event that any of the Company’s directors or officers has a material interest in any material contract or proposed contract involving the Company they are required to disclose their interest to the board of directors either in writing or in person at a meeting of the directors. Any such contract is then considered and approved by a majority of the disinterested directors. Additionally, any non-arm’s length or related party transaction that requires the approval of the TSX will be subject to more restricted filing and disclosure requirements. Related party transactions are required to be disclosed in the Company’s financial statements.

AUDIT COMMITTEE INFORMATION

Pursuant to National Instrument 52-110 – Audit Committees (“NI 52-110”), Neovasc is required to have an audit committee (the “Audit Committee”) and make the following disclosure.

The Audit Committee's Charter

See Schedule “A”.

Composition of the Audit Committee

The members of the Audit Committee are Steve Rubin (Chair), Paul Geyer and Doug Janzen. Information regarding their relevant education and experience can be found under the heading “Directors and Officers”.

Messrs. Rubin, Geyer and Janzen are independent members(1) of the Audit Committee. All members of the Audit Committee are considered to be financially literate(2).

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the board of directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than Grant Thornton LLP (US) (“Grant Thornton US”).

Reliance on Certain Exemptions

The Company’s auditor, Grant Thornton US, has not provided any material non-audit services during the financial year ended December 31, 2022.

Since the effective date of NI 52-110, the Company has not relied on the exemptions contained in section 2.4 or Part 8 of NI 52-110. Section 2.4 provides an exemption from the requirements that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

See Audit Committee Charter for specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audited services provided by Grant Thornton US to the Company to ensure auditor independence. Fees incurred with Grant Thornton US for audit and non-audit services for the year ended December 31, 2022 and Grant Thornton LLP (Canada) (“Grant Thornton Canada”) for the year ended December 31, 2021 are outlined in the following table:

	Year ended December 31, 2022		Year ended December 31, 2021
Audit Fees	C$	506,848	C$	345,000
Tax Fees	C$	Nil	C$	Nil
All Other Fees	C$	Nil	C$	Nil
Total	C$	506,848	C$	345,000

Audit fees: All services performed by Grant Thornton US and Grant Thornton Canada in connection with the audit of annual consolidated financial statements of the Company including services performed to comply with generally accepted auditing standards, the review of quarterly financial statements in accordance with generally accepted standards for a review; equity due diligence required by underwriters, regulators and other parties in connection with raising capital for the Company.

Tax Fees: All services performed by Grant Thornton US and Grant Thornton Canada in connection with tax planning, compliance and advice.

Other Fees: All services performed by Grant Thornton US and Grant Thornton Canada outside of the services described above.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, shares carrying more than 10% of the voting rights attached to the shares of the Company, nor an associate or affiliate of any of the foregoing persons has during the three most recently completed financial years, or during the current financial year, had any material interest, direct or indirect, in any transactions that materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

MATERIAL CONTRACTS

There are no contracts that are material to the Company, that were entered into other than in the ordinary course of business and not excepted from disclosure and filing requirements, and that were entered into within the financial year ended December 31, 2022 or before such period but are still in effect other than as noted below:

On December 2, 2016, the Company and Boston Scientific entered into a definitive agreement for Boston Scientific to acquire Neovasc’s advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. Under the terms of the asset purchase agreement Neovasc has been granted a license to the purchased assets and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including the Tiara through its clinical and regulatory pathways. Under the terms of the equity investment, Boston Scientific acquired 473 Common Shares in the capital of Neovasc at a price of $15,000 per share, for gross proceeds of $7,090,200.

On August 3, 2018, the Company announced that it had entered into a collaboration and licensing agreement with Penn Medicine and the Gorman Cardiovascular Research Group at the University of Pennsylvania and on February 20, 2019, the Company announced that it had entered into a settlement agreement with Endovalve Inc. and Micro Interventional Devices, Inc. See “Legal Proceedings” for further information.

On January 1, 2020, the Company and a group of buyers entered into a securities purchase agreement in connection with the January 2020 Financing. Pursuant to the securities purchase agreement, the Company agreed to issue 97,060 Series A Units and Series B Units at a price of $103.38 per Series A Unit and $103.38 per Series B Unit. Each Series A Unit consisting of one Common Share of the Company and one Warrant at a price of $103.38 and each Series B Unit consisting of one pre-funded warrant of the Company (each, a “Pre-Funded Warrant”) and one Warrant. Each Pre-Funded Warrant will entitle the holder to acquire one Common Share of the Company at a price of $0.0025. Together the Series A Units and Series B Units generated aggregate gross proceeds to the Company of approximately $10,000,000.

On May 26, 2020, the Company and a group of buyers entered into a securities purchase agreement in connection with the May 2020 Offering. Pursuant to the securities purchase agreement, the Company agreed to issue warrants and new series of senior secured convertible notes of the Company, in the aggregate principal amount of $5,000,000 to the buyers listed in the securities purchase agreement. Further, the Company entered into an agreement to exchange most of the outstanding warrants issued in the January 2020 Financing for Common Shares of the Company.

On June 12, 2020, the Company and a group of buyers entered into a securities purchase agreement in connection with the June 2020 Offering. Pursuant to the securities purchase agreement, the Company agreed to issue 155,321 units consisting of one Common Share of the Company and three-quarters of one Warrant at a price of $74.33 per unit for aggregate gross proceeds to the Company of approximately $11,500,000.

On August 9, 2020, the Company and a group of buyers entered into a securities purchase agreement in connection with the August 2020 Offering. Pursuant to the securities purchase agreement, the Company agreed to issue 181,311 units consisting of one Common Share of the Company and three-quarters of one Warrant at a price of $69.39 per unit for aggregate gross proceeds to the Company of approximately $12,600,000.

On December 9, 2020, the Company and a group of buyers entered into a securities purchase agreement in connection with the December 2020 Offering. Pursuant to the securities purchase agreement, the Company agreed to issue 249,232 Common Share of the Company at a price of $24.50 per Common Share for aggregate gross proceeds to the Company of approximately $6,100,000.

On February 12, 2021, the Company and a group of buyers entered into a securities purchase agreement in connection with the February 2021 Offering. Pursuant to the securities purchase agreement, the Company agreed to issue 1,440,000 Common Share of the Company at a price of $50.00 per Common Share for aggregate gross proceeds to the Company of approximately $72 million.

On March 23, 2022, the Company entered into a Restated Securities Purchase Agreement with SMG, pursuant to which it issued the 2022 Note. The 2022 Note was issued in an aggregate principal amount of $13,000,000 and consolidates the amount owed by the Company under the 2019 Note and 2020 Note. The Company paid out in cash an additional amount of $290,961 that was owed under the 2019 and 2020 Notes. See “2022 Note” for further information.

On January 16, 2023, the Company entered into the Arrangement Agreement with Shockwave, whereby Shockwave has agreed to acquire all of the issued and outstanding Common Shares of the Company. See “Recent Developments Subsequent to December 31, 2022” for further information.

TAXATION

U.S. Federal Income Tax Considerations

The following is a summary of the anticipated U.S. federal income tax considerations generally applicable to a “U.S. Holder” of the ownership and disposition of Common Shares. This summary addresses only holders who hold Common Shares as capital assets (generally, property held for investment purposes). This summary does not address all potentially relevant U.S. federal income tax matters, and unless otherwise specifically provided, it does not address any state, local, foreign, alternative minimum, unearned income “Medicare” contribution, estate or gift tax consequences of holding or disposing of Common Shares.

As used herein, the term “U.S. Holder” means any beneficial owner of Common Shares, who, for U.S. federal income tax purposes, is: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity classified as a corporation for U.S. federal tax purposes) organized under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal tax purposes) holds Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal tax purposes) holding Common Shares, and their partners and other owners, should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary is based on the Canada-United States Income Tax Convention (1980), as amended, the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements and rulings of the IRS, judicial decisions and existing and proposed U.S. Treasury Regulations, changes to any of which subsequent to the date of this AIF may affect the tax consequences described herein, possibly on a retroactive basis. This summary is for general guidance only and does not address the consequences applicable to certain categories of shareholders subject to special treatment under the Code, including tax-exempt organizations, pass-through entities, certain financial institutions, insurance companies, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other arrangement involving more than one position, persons that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services, dealers in securities or foreign currencies, traders in securities that elect to use a mark-to-market method of accounting, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, former citizens or permanent residents of the United States, or persons that own directly, indirectly or constructively 10% or more of our stock (including the Common Shares) by voting power or by value. Holders and prospective investors should consult their own tax advisors with regard to the application of the income tax laws of the United States and any other taxing jurisdiction to their particular circumstances.

Distributions with respect to the Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize, to the extent out of our current and accumulated earnings and profits (determined in accordance with U.S. federal income tax principles), dividend income on the receipt of distributions on Common Shares (including amounts withheld to pay Canadian withholding taxes). We do not intend to calculate our earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.

The amount of any dividend paid to a U.S. Holder in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will be includible in income in a U.S. dollar value amount by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt of such dividend by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the dividend. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will generally be treated as U.S. source ordinary income or loss.

Subject to the PFIC discussion below, we believe that we would otherwise be a “qualified foreign corporation” and therefore, distributions treated as dividends and received by certain non-corporate U.S. Holders would otherwise be taxed at preferential rates, provided applicable holding period and certain other requirements are satisfied, including that we are not treated as a PFIC for the year of the distribution or for the prior taxable year. The Company believes that it may have been a PFIC for the taxable ended December 31, 2022, and so distributions paid, if any, and treated as dividends in taxable years 2022 and 2023 generally would not be eligible for these preferential rates of taxation. Any amount of such distributions treated as dividends will generally not be eligible for the “dividends received” deduction ordinarily available to certain U.S. corporate shareholders.

Distributions on Common Shares that are treated as dividends will generally constitute income from sources outside the United States and will generally be categorized for U.S. foreign tax credit purposes as “passive category income.” A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of Common Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below, upon a sale, exchange or other taxable disposition of a common share, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, generally, for U.S. Holders that use the cash method and for electing U.S. Holders that use accrual method, determined by reference to the spot rate of exchange on the date of settlement) and the holder’s tax basis of such common share. Such gain or loss will be a long-term capital gain or loss if the common share has been held for more than one year and will be short-term capital gain or loss if the holding period is equal to or less than one year. Such gain or loss will generally be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

A foreign corporation will generally be considered a PFIC for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” In general, “passive income” includes dividends, interest, certain rents and royalties and certain gains, including the excess of gains over losses from certain commodities transactions. Net gains from commodities transactions are generally treated as passive income unless such gains are active business gains from the sale of commodities and “substantially all” of the corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it directly holds its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. We believe that we may have been classified as a PFIC in the taxable year ended December 31, 2022. It is possible that we could continue to be classified as a PFIC for the current and future taxable years, although our status as a PFIC in any taxable year requires a factual determination that can only be made annually after the close of each taxable year. Further, the determination is based in part on the mix, use and value of our assets, which values may be treated as changing for U.S. federal income tax purposes as our market capitalization changes. Therefore, there can be no assurance as to whether we will be classified as a PFIC for the current taxable year or for any future taxable year.

If we are classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of the common shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of common shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for common shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which we are treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of common shares as security for a loan may be treated as a taxable disposition of common shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a common share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for common shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which we are treated as a PFIC with respect to such U.S. Holder and any of our subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in us.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (“QEF Election”), with respect to its interest in the PFIC. Consequently, if we are classified as a PFIC, it may be advantageous for a U.S. Holder to elect to treat us as a “qualified electing fund” with respect to such U.S. Holder in the first year in which it holds common shares. If a U.S. Holder makes a timely QEF Election with respect to the Company, provided that the necessary information is provided by the Company, the electing U.S. Holder would be required in each taxable year that we are considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Company, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in common shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in common shares and will not be taxed again as distributions to the U.S. Holder.

A QEF Election made with respect to the Company will not apply to any Subsidiary PFIC; a QEF Election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF Election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

The U.S. federal income tax on any gain from the disposition of common shares or from the receipt of Excess Distributions may be greater than the tax if a timely QEF Election is made. The Company intends to make available to U.S. Holders a PFIC Annual Information Statement for the Year Ended December 31, 2022. U.S. Holders should be aware, however, that the Company can provide no assurances that it will satisfy the record-keeping requirements or make available to U.S. Holders a PFIC Annual Information Statement or any other information such US Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC in the current or any future taxable year.

Alternatively, if we were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (a “Mark-to-Market Election”), instead of a QEF Election, provided common shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable U.S. Treasury Regulations. However, a U.S. Holder will not be permitted to make a Mark-to-Market Election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a Mark-to-Market Election, as well as the advisability of making a protective QEF Election in case we are classified as a PFIC in any taxable year.

During any taxable year in which we or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder generally must file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their investments in Common Shares and whether to make an election or protective election..

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in Common Shares, subject to exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Common Shares. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of Common Shares.

Certain Material Canadian Federal Income Tax Considerations

The following is a summary, as of today’s date, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) that generally apply to an investor who acquires Common Shares, who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length, and is not affiliated with the Company and who acquires and holds Common Shares, as capital property (a “Holder”). Generally, Common Shares will be considered to be capital property to a Holder provided that the Holder does not use Common Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Canada-United States Income Tax Convention (1980) (“Treaty”), the Tax Act and its regulations and the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). This summary takes into account all specific proposals to amend the Tax Act and its regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary only applies to Holders who (i) for the purposes of the Tax Act, have not and will not be resident in Canada at any time, (ii) do not and are not deemed to use or hold the Common Shares in carrying on a business in Canada, (iii) are resident solely in the United States for income tax purposes and entitled to benefits under the Treaty, and (iv) are not “specified shareholders” (as defined in subsection 18(5) of the Tax Act). Special rules, which are not discussed in this summary, may apply to a United States Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars using the daily exchange rate of the Bank of Canada on the particular day, or such other rate of exchange as is acceptable to the CRA.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of the Treaty. The rate of withholding tax on dividends paid or credited to a Holder who is resident in the United States for purposes of the Treaty, entitled to benefits under the Treaty, and is the beneficial owner of the dividend is generally limited to 15% of the gross amount of the dividend (or 5% in the case of such a Holder that is a company beneficially owning at least 10% of the Company’s voting shares). Holders should consult their own tax advisors regarding the application of the Treaty to dividends based on their particular circumstances.

Dispositions of Common Shares

A Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of Common Shares, nor will capital losses arising therefrom be recognized under the Tax Act, unless Common Shares constitute “taxable Canadian property” to the Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of the Treaty.

Provided Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and the Nasdaq), at the time of disposition, the Common Shares generally will not constitute taxable Canadian property of a Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently:

(i) the Holder, persons with whom the Holder did not deal at arm’s length, and partnerships in which the Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Holder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and

(ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists.

Notwithstanding the foregoing, a Common Share may otherwise be deemed to be taxable Canadian property to a Holder for purposes of the Tax Act in particular circumstances.

Even if Common Shares constitute “taxable Canadian property” to a Holder, under the Treaty, such a Holder will not be subject to tax under the Tax Act on any capital gain realized by such holder on the disposition of such Common Shares, provided the value of such Common Shares is not derived principally from real property situated in Canada (within the meaning of the Treaty). Holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

LEGAL PROCEEDINGS

The Company is engaged as a defendant and appellant in certain lawsuits, as further described below. Litigation resulting from third party claims has been, and is expected to be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against any pending claims and future claims that may occur, we cannot assure that we will succeed in appealing and defending any of these claims and that the judgments will not be upheld against us. If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition. Except for as otherwise disclosed below, there are no material outstanding legal proceedings or regulatory actions to which the Company is party, nor, to Neovasc’s knowledge, are there any such proceedings or actions contemplated.

Claims by CardiAQ in Germany

On June 23, 2014, CardiAQ filed a complaint against Neovasc in Munich, Germany (the “German Court”) requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. On July 14, 2017, Neovasc filed a notice of appeal against the German Court’s decision with the Appeals Court of Munich (the “Appeals Court”). On July 20, 2017, CardiAQ filed a notice of appeal with the same court. The decision of the Appeals Court was rendered on March 21, 2019, wherein it amended the decision of the German Court and dismissed the complaint of CardiAQ in full. On March 30, 2020, the German Supreme Court granted CardiAQ leave to appeal the Appeals Court decision and at a hearing held on August 4, 2020 the German Supreme Court set aside the prior decision of the Appeals Court and remanded the matter back to the Appeals Court for a new hearing and decision. The hearing at the German Appeals Court was held on February 25, 2021.

On May 20, 2021, the Appeals Court upheld the first instance judgment of the German Court of June 16, 2017, in which the court had found that CardiAQ had contributed in part to the invention of the Tiara and awarded to CardiAQ co-entitlement rights to the disputed Tiara European patent application. There are no monetary awards associated with these matters (except for a decision on the statutory costs of the proceedings) and no damages award was recognized. Regarding the statutory costs of the proceedings, each party is responsible for 50% of the costs of the appeal proceedings before the Appeals Court. Neovasc alone bears the costs of the second appeal proceedings before the German Supreme Court and 50% of the court fees of the first instance proceedings. Neovasc has not appealed this decision in order to preserve capital and move forward with our new strategic activities. The decision is now final.

Claims by CardiAQ in the United States

On March 24, 2017, CardiAQ filed a related lawsuit in the U.S. District Court for the District of Massachusetts (the “Massachusetts Court”), asserting two claims for correction of patent inventorship as to Neovasc’s U.S. Patent Nos. 9,241,790 and 9,248,014. On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc’s U.S. Patent No. 9,770,329. The lawsuit did not seek money damages and would not have prevented the Company from practicing these patents. The Company moved to dismiss the complaint on November 16, 2017, and the Massachusetts Court denied this motion on September 28, 2018. On April 17, 2019, the Company resolved the three claims for correction of patent inventorship and, without reaching conclusion on the merits of the claims, the parties agreed to the correction of patent inventorship and added co-inventors to the three patents in question. Each party will bear its own costs. There were no monetary awards associated with these matters and no damages award was recognized.

Other Matters

By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the “Action”), Neovasc Inc. and Neovasc Tiara Inc. (the “Neovasc Defendants”) were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. (collectively the “Edwards Plaintiffs”) against Livanova Canada Corp., Livanova PLC, Boston Scientific and Boston Scientific Ltd. (collectively, the “BSC/Livanova Defendants”). The Action was first filed in October 2016 and first concerned an allegation by the Edwards Plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the Edwards Plaintiffs’ patents. In February 2017, the Neovasc Defendants were added to the Edwards Plaintiffs’ claim making related allegations. On January 22, 2019, the Company announced that pursuant to a settlement reached with the Edwards Plaintiffs, the patent infringement action that the Edwards Plaintiffs had previously commenced in the Federal Court of Canada against the Neovasc Defendants and BSC/Livanova Defendants has been dismissed on a no-costs basis. No damages award was recognized.

On August 3, 2018, the Company announced that it had entered into a collaboration and licensing agreement with Penn Medicine and the Gorman Cardiovascular Research Group at the University of Pennsylvania (collectively, “UPenn”), which resolved certain potential claims against the Company that had been previously disclosed. The collaboration and licensing agreement with UPenn contemplates certain fees being paid by Neovasc to UPenn, including fees in installments totaling $2.65 million over the four years following the agreement's execution. In addition, Neovasc agreed to pay UPenn a royalty of 1.0-1.5% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the collaboration and licensing agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the collaboration and licensing agreement, certain potential claims against the Neovasc Defendants were resolved.

When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. The Company has not accrued for any future royalty payments in the settlement agreement with UPenn as the amounts are undeterminable at this time.

On September 7, 2018, Endovalve Inc. and Micro Interventional Devices, Inc. (collectively, “Endovalve”) filed a complaint in the United States District Court for the District of New Jersey against the Neovasc Defendants, alleging claims for trade secret misappropriation, breach of contract, and unfair competition. Endovalve alleged that it was a former customer of Neovasc Inc., and that the Neovasc Defendants improperly used trade secrets in the development of Tiara. The complaint sought injunctive relief, money damages, and attorneys’ fees. On February 20, 2019, the Company announced that it had entered into a settlement agreement with Endovalve. The settlement agreement with Endovalve contemplates certain fees being paid by Neovasc to Endovalve, including settlement fees in installments totaling $3 million over the two and a half years following the agreement's execution. In addition, Neovasc agreed to pay Endovalve a royalty of 1.3% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the settlement agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the settlement agreement, the claims against the Neovasc Defendants were dismissed with prejudice.

When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. The Company has not accrued for any future royalty payments in the settlement agreement with Endovalve as the amounts are undeterminable at this time.

Shareholder Litigation

On November 5, 2020, a putative shareholder class action lawsuit was filed in the United States District Court for the Southern District of New York (the “NY Court”) against the Company, Fred Colen, the Company’s CEO, and Christopher Clark, the Company’s CFO (the “Gonzalez Action”). The complaint in the Gonzalez Action purports to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between November 1, 2019 and October 27, 2020, inclusive. On November 25, 2020, a second putative shareholder class action lawsuit was filed in the NY Court against the Company and Messrs. Colen and Clark: (the “Siple Action”). The complaint in the Siple Action purports to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between October 10, 2018 and October 27, 2020, inclusive.

The complaints in both the Gonzalez Action and the Siple Action contain similar allegations that the defendants made materially false and/or misleading statements, as well as failed to disclose material adverse facts about the Company’s business, operations, and prospects. Specifically, the complaints’ allegations relate to the premarket approval process with the FDA for Reducer medical device for the treatment of refractory angina.

On January 26, 2021, the NY Court issued an order consolidating the Gonzalez Action and the Siple Action (the “Consolidated Action”). The order also appointed Pratap Golla as Lead Plaintiff and the law firms of Pomerantz LLP and Holzer & Holzer LLC as Co-Lead Counsel for the Class in the Consolidated Action. The order further directed Lead Plaintiff to file a Consolidated Amended Complaint in the Consolidated Action (the “Consolidated Amended Complaint”). On March 19, 2021, Lead Plaintiff filed a Consolidated Amended Complaint.

The Consolidated Amended Complaint names Neovasc, Messrs. Colen and Clark, Bill Little, and Shmuel Banai as defendants. The Consolidated Amended Complaint purports to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between October 10, 2018 and January 15, 2021, inclusive. The Consolidated Amended Complaint contains allegations similar to the complaints in the Gonzalez Action and the Siple Action and asserts the same two causes of action: (i) a violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants; and (ii) a violation of Section 20(a) of the Exchange Act against Messrs. Colen, Clark, Little, and Banai.

The defendants’ motion to dismiss the Consolidated Amended Complaint was served on June 14, 2021. On February 1, 2022, at the conclusion of oral argument on the defendants’ motion to dismiss, the Consolidated Amended Complaint was dismissed in its entirety with prejudice and without leave to amend. On February 22, 2022, the Lead Plaintiff filed an appeal to the United States Court of Appeals for the Second Circuit. On March 13, 2023, following oral arguments on March 9, 2023, the United States Court of Appeals for the Second Circuit affirmed the decision to dismiss the Consolidated Amended Complaint.

NAMES AND INTEREST OF EXPERTS

No person or company, whose profession or business gives authority to the statement, report, valuation or opinion, who is named as having prepared or certified a statement, report, valuation or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year holds any beneficial interest, direct or indirect, in any securities or property of the Company or of an associate or affiliate of the Company and no such person is expected to be elected, appointed or employed as a director, officer or employee of the Company or of an associate or affiliate of the Company and no such person is a promoter of the Company or an associate or affiliate of the Company. In particular, the current auditors of the Company are Grant Thornton, LLP (US), 2010 156TH Ave NE, Suite 300, Bellevue, WA 98007. Grant Thornton US has reported on Neovasc’s fiscal 2022 audited consolidated financial statements, which have been filed with the securities regulatory authorities. Grant Thornton Canada has reported on Neovasc’s fiscal 2021 and 2020 audited consolidated financial statements, which have been filed with the securities regulatory authorities.

As of March 31, 2023, Grant Thornton US has informed the Company that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

TRANSFER AGENT AND REGISTRAR

Neovasc’s transfer agent and registrar is Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, Canada, V6C 3B9.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile on the SEDAR website at www.sedar.com and on the website of the SEC at www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s management information circular dated March 10, 2022.

ADDITIONAL FINANCIAL INFORMATION

Additional financial information relating to our Company is provided in our comparative financial statements and management's discussion and analysis for the years ended December 31, 2022, 2021 and 2020.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

Neovasc Inc. (formerly Medical Ventures Corporation)

2007

MEDICAL VENTURES CORPORATION

1.	PURPOSE

The Audit Committee is responsible for assisting the Board of Directors (the “Board”) in fulfilling its oversight responsibilities in relation to:

●	the integrity of Medical Ventures Corp. (the “Corporation”) financial statements;

●	the Corporation’s compliance with legal and financial regulatory requirements;

●	the qualifications and independence of the Corporation’s auditor;

●	the adequacy and effectiveness of internal controls over financial reporting and disclosure controls;

●	the performance of the Corporation’s internal audit function and independent auditor;

●	preparing an audit committee report to be included in the Corporation’s management information circular; and

●	any additional matters delegated to the Audit Committee by the Board.

2.	MEMBERS

The Board must appoint a minimum of three directors to be members of the Audit Committee. All of the members of the Audit Committee will meet the criteria for independence contained in applicable laws and stock exchange rules and regulations and at least a majority must be residents of Canada (so long as this is required under applicable law). In addition, every member of the Audit Committee will be Financially Literate and at least one member will have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment. “Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

3.	RESPONSIBILITIES

The Audit Committee is responsible for performing the duties set out below as well as any other duties delegated to the Audit Committee by the Board.

(a)	Appointment and Review of the Auditor

The auditor is ultimately accountable to the Audit Committee and reports directly to the

Audit Committee. Accordingly, the Audit Committee will evaluate and be responsible for the Corporation’s relationship with the auditor. Specifically, the Audit Committee will:

●	select, evaluate and nominate the auditor to be proposed for appointment or reappointment, as the case may be, by the shareholders;

●	review and approve the auditor’s engagement letter;

●	after seeking and taking into account the opinions of senior management and the officer in charge of internal audit, review the independence, experience, qualifications and performance of the auditor, including the lead audit partner, in recommending its appointment or reappointment, including considering whether the auditor’s quality controls are adequate and the auditor’s provision of any permitted non-audit services is compatible with maintaining its independence;

●	oversee the auditor’s work, including resolving any disagreements between management and the auditor regarding financial reporting;

●	at least annually, obtain and review a report by the auditor describing its internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditor and any steps taken to deal with any such issues; and

●	where appropriate, terminate the auditor.

(b)	Confirmation of the Auditor’s Independence

At least annually, and before the auditor issues its report on the Corporation’s annual financial statements, the Audit Committee will:

●	confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation that in the auditor’s professional judgment may reasonably be thought to bear on its independence;

●	discuss with the auditor any disclosed relationships or services that may affect its independence;

●	obtain written confirmation from the auditor that it is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct adopted by the Canadian Institute of Chartered Accountants to which it belongs and that it is an independent public accountant with respect to the Corporation within the meaning of federal securities legislation; and

●	confirm that the auditor has complied with applicable laws with respect to the rotation of certain members of the audit engagement team for the Corporation.

(c)	Pre-Approval of Non-Audit Services

The Audit Committee will pre-approve the appointment of the auditor for any non-audit service to be provided to the Corporation or its subsidiaries, provided that it will not approve any service that is prohibited under applicable laws, rules and regulations. The Audit Committee may establish policies and procedures, that may be revised from time to time, which pre-approve the appointment of the auditor for certain non-audit services. In addition, the Audit Committee may delegate to one or more independent members the authority to pre-approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting following such pre-approval.

(d)	Communications with the Auditor

The Audit Committee has the authority to communicate directly with the auditor and will meet privately with the auditor as frequently as the Audit Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Audit Committee or the auditor, including, without limitation:

●	planning and staffing of the audit;

●	any material written communications between the auditor and management, such as any management letter or schedule of unadjusted differences;

●	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

●	the extent to which the auditor is satisfied with the nature and scope of its examination;

●	any instances of fraud or other illegal acts involving senior management of the Corporation;

●	whether or not the auditor has received the full co-operation of senior management and other employees of the Corporation and whether the auditor has encountered any audit problems or difficulties in the course of its audit work, including any restrictions on the scope of the auditor’s work or access to required information and any significant disagreements with management (along with management’s response);

●	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel; and

●	the items required to be communicated to the Audit Committee under the Canadian authoritative guidance or under Canadian generally accepted auditing standards.

(e)	Review of the Audit Plan

The Audit Committee will discuss with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit under Canadian generally accepted auditing standards. The Audit Committee will review a summary of the auditor’s audit plan for each audit.

(f)	Review of Audit Fees

The Audit Committee will determine the auditor’s fee and the terms of the auditor’s engagement. In determining the auditor’s fee, the Audit Committee will consider, among other things, the number and nature of reports to be issued by the auditor, the quality of the internal controls of the Corporation, the size, complexity and financial condition of the Corporation and the extent of internal audit and other support to be provided to the auditor by the Corporation.

(g)	Review of Financial Statements

The Audit Committee will review and discuss with management and the auditor the annual audited financial statements, together with the auditor’s report thereon, and the interim financial statements, before recommending them for approval by the Board. The Audit Committee will also review and discuss with management and the auditor:

●	management’s discussion and analysis relating to the annual audited financial statements and interim financial statements;

●	all critical accounting policies and practices used or to be used by the Corporation; and

●	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor.

The Audit Committee may also engage the auditor to review the interim financial statements and any reconciliation of the Corporation’s financial statements prior to the Audit Committee’s review of such financial statements or reconciliation.

(h)	Review of Other Financial Information

The Audit Committee will:

●	review annual and interim earnings press releases prior to their public release, as well as financial information and earnings guidance provided to analysts and rating agencies. The Audit Committee will also review the type and presentation of information to be included in such press releases and guidance (including the use of “pro forma” or “adjusted” non-GAAP financial measures);

●	ensure that adequate procedures are in place for management’s review of all other financial information extracted or derived from the Corporation’s financial statements that were previously reviewed by the Audit Committee before such information is released to the public, including, without limitation, financial information or statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities, and the Audit Committee shall periodically assess the adequacy of those procedures;

●	review major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of any material control deficiencies;

●	review analyses prepared by management and/or the auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods of the financial statements; and

●	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

(i)	Relations with Senior Management

The Audit Committee members will meet privately with senior management as frequently as the Audit Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually to discuss any areas of concern to the Audit Committee or senior management.

(j)	Oversight of Internal Controls and Disclosure Controls

The Audit Committee will review with senior management the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records. The Audit Committee will review any special audit steps adopted in light of material weaknesses or significant deficiencies.

The Audit Committee will review with senior management the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods. The Audit Committee will also review disclosures made to it by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Corporation’s internal control over financial reporting.

(k)	Legal and Regulatory Compliance

The Audit Committee will review with the Corporation’s legal counsel any legal or regulatory matters that could have a significant effect on the Corporation’s financial statements. It will also review with legal counsel material inquiries received from regulators and governmental agencies and advise the Board accordingly.

(l)	Risk Assessment and Risk Management

The Audit Committee will review periodically with senior management the Corporation’s guidelines and policies with respect to risk assessment and risk management, including the steps and process taken to monitor and control risks.

(m)	Taxation Matters

The Audit Committee will periodically review with senior management the status of significant taxation matters of the Corporation.

(n)	Hiring Employees of the Auditor

The Audit Committee has established and will continue to maintain and monitor compliance with policies for hiring partners and employees and former partners and employees of the auditor.

4.	COMPLAINTS PROCEDURE

The Audit Committee has established, and will continue to maintain, procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, auditing matters and disclosure controls and procedures for the confidential, anonymous submission of concerns by employees of the Corporation regarding questionable accounting or auditing matters or disclosure controls.

5.	REPORTING

The Audit Committee will regularly report to the Board on:

●	the auditor’s independence;

●	the performance of the auditor and the Audit Committee’s recommendations regarding its reappointment or termination;

●	the performance of the internal audit function;

●	the adequacy of the Corporation’s internal controls and disclosure controls;

●	its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

●	its review of the annual and interim management’s discussion and analysis;

●	any issues that arise with respect to the Corporation’s compliance with legal and regulatory requirements; and

●	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

6.	REVIEW AND DISCLOSURE

The Audit Committee will review this Charter at least annually and submit it to the Board together with any proposed amendments. The Board will review the Charter and approve such further amendments as it deems necessary and appropriate.

7.	ASSESSMENT

At least annually, the Corporate Governance Committee will review the effectiveness of the Audit Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.

8.	CHAIR

Each year, the Board will appoint one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair, the incumbent Chair will continue in office until a successor is appointed.

9.	REMOVAL AND VACANCIES

Any member may be removed and replaced at any time by the Board and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Board will fill vacancies on the Audit Committee by appointment from among qualified members of the Board. If a vacancy exists on the Audit Committee, the remaining members will exercise all of its powers so long as a quorum remains in office.

10.	ACCESS TO INDEPENDENT COUNSEL AND OTHER ADVISORS

In carrying out its duties, the Audit Committee may retain independent counsel and any other outside advisor at the expense of the Corporation without Board approval at any time and has the authority to determine any such counsel’s or advisor’s fees and other retention terms. The Corporation shall also provide appropriate funding, as determined by the Audit Committee, for the payment of the compensation of the auditor, independent counsel and outside advisors and any ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.